UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Commission file number: 024-12661

FULLPAC, INC.

(Exact name of registrant as specified in its charter)

Nevada	39-2886611
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1206 Laskin Road, Suite 201-o

Virginia Beach, Virginia 23451

(757) 821-2121

(Address, including zip code, and telephone number of principal executive offices)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.0001 per share

As of May 26, 2026, there were 21,674,138 shares of common stock, $0.0001 par value per share, issued and outstanding.

The registrant is not a shell company (as defined in Rule 405 of the Securities Act).

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ITEM 1. BUSINESS

Overview

FullPAC, Inc. (the “Company,” “we,” “us,” or “our”) operates as a technology infrastructure and communications provider that equips political campaigns, advocacy groups, political action committees (“PACs”), non-profit organizations, governmental entities, and corporate issuers with an integrated suite of targeted outreach tools. Our fundamental operational mission is to foster active participation in the democratic process and facilitate free political speech. We seek to achieve this by providing our clients with the capabilities necessary to deliver targeted, legally compliant, and highly effective messaging at scale, thereby bridging the communication gap between organizations and the constituencies they seek to engage.

We operate an end-to-end communications ecosystem that functions as comprehensive outreach infrastructure for our clients. We established our historical market presence primarily through the facilitation of peer-to-peer (“P2P”) text messaging for political campaigns, and we continue to scale our operations to meet the diverse communication needs an organization may face during critical periods of constituent engagement. Whether a client’s objective is mobilizing voters for a federal general election, gathering grassroots support for a local ballot measure, distributing official municipal civic alerts, or securing retail shareholder participation for a corporate proxy vote, we believe our platforms provide the underlying architecture to execute these campaigns effectively.

Corporate Structure and Subsidiaries

To effectively segment our operations, manage our distinct service verticals, and target specific markets, the Company operates through the following legally distinct, wholly owned subsidiaries:

●	RoboCent, Inc.: RoboCent is our historical predecessor and flagship operating entity. Following the formation of FullPAC, Inc. in June 2025, the Company completed a reorganization in which RoboCent became a wholly owned subsidiary. RoboCent operates our core P2P text messaging and voice broadcasting platforms. It provides clients with comprehensive tools for contact list management, message delivery, and real-time engagement reporting, enabling high-volume outreach across the political spectrum.
●	Advocacy Lab LLC: Advocacy Lab is a Michigan limited liability company acquired by the Company in September 2025. This subsidiary serves as our specialized content generation platform. In the contemporary digital environment, campaigns must rapidly produce high volumes of tailored written and visual content to maintain voter engagement and respond to an evolving news cycle. Advocacy Lab provides the tools and specialized expertise necessary to generate this compelling messaging content at scale, which clients can subsequently deploy across their communication channels.
●	GOTV, Inc.: GOTV, Inc. is a Nevada corporation formed in November 2025 to act as our dedicated public opinion polling and survey division. This entity utilizes interactive voice response (“IVR”), SMS technology, and other survey formats to gather public sentiment. By deploying these tools, campaigns and organizations can collect data-driven insights to measure name recognition, test policy platforms, and inform their broader messaging and resource-allocation strategies.
●	GOVT, Inc.: GOVT, Inc. is a Nevada corporation formed in December 2025 to operate our government contracting vertical. This entity focuses strictly on non-partisan, official communications, providing secure and efficient channels for state and local municipalities, public agencies, and elected officials to broadcast civic updates, emergency alerts, and public service announcements directly to their residents.

Industry Overview and Market Opportunities

The Institutionalization of Political Spending

The U.S. political campaign industry has experienced significant, sustained growth over the past decade. We believe this growth was substantially catalyzed by the U.S. Supreme Court’s 2010 decision in Citizens United v. Federal Election Commission, which permitted independent political expenditures by corporations and labor unions, leading to a proliferation of PACs and independent issue-advocacy organizations. According to data from OpenSecrets, total expenditures on U.S. presidential and congressional elections increased from approximately $5.6 billion in the 2000 election cycle to $18.3 billion in the 2020 cycle, on an inflation-adjusted basis. This influx of capital has transformed modern campaigns into sophisticated, data-driven operations. Consequently, we believe these organizations increasingly demand professional-caliber, scalable infrastructure providers capable of executing national outreach strategies reliably, moving away from historically fragmented and region-centric consulting firms.

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Scale and Materiality of Down-Ballot Races

While high-profile federal elections generate significant visibility, the Company maintains a substantial and scaling presence in “down-ballot” races, which represent a highly material segment of our addressable market. Down-ballot refers to elections for state and local offices that appear lower on a voter’s ballot, such as state legislators, county sheriffs, judges, and school board members. Across the United States, there are 289 statewide elected offices, 7,386 state legislative seats, and more than 90,000 municipal or special governmental units, each of which regularly involve either ballot initiatives or campaigns for a number of elected offices. In the current highly polarized political climate, local-level governance has become increasingly nationalized. Local elections and specialized ballot measures frequently attract national attention and significant outside funding. Because winning an election is a binary and objective outcome, well-financed campaigns at all levels are increasingly willing to allocate premium budgets to specialized service providers in an effort to secure an electoral victory.

Corporate Proxy and Shareholder Engagement

Beyond traditional political elections, our infrastructure maintains an established presence within the corporate governance sector. Publicly traded companies and investment funds are typically subject to corporate governance requirements that mandate shareholder approval for certain corporate actions, board elections, or merger transactions. Securing such approval requires attaining a quorum of voting shares and, subsequently, a sufficient number of affirmative votes. However, corporate issuers frequently encounter significant challenges in achieving these thresholds, largely due to historically low engagement and voting rates among retail shareholders. To address this structural apathy and ensure requisite participation, corporate issuers and their designated proxy solicitors increasingly utilize our direct outreach platforms to contact unvoted shareholders. This vertical allows us to apply our core competency—driving voter participation—to a substantial, non-political market, thereby diversifying our revenue base.

Corporate History

RoboCent, Inc. was incorporated in the State of Delaware in January 2013 and reincorporated in the Commonwealth of Virginia in August 2016. In June 2025, the sole shareholder of RoboCent, Inc. approved an Agreement and Plan of Merger with FullPAC, Inc. FullPAC, Inc. was incorporated in the State of Nevada in June 2025. Pursuant to the Agreement and Plan of Merger, the sole shareholder of RoboCent, Inc. received the same class and number of shares of stock in FullPAC, Inc. as he previously held in RoboCent, Inc., FullPAC, Inc. became the sole shareholder of RoboCent, Inc., and RoboCent, Inc. became a wholly owned subsidiary of FullPAC, Inc. Our headquarters are located in Virginia Beach, Virginia.

Senior Secured Notes

From June through September 2025, RoboCent issued certain senior secured notes (the “Seed Notes”), generating aggregate gross proceeds to the Company of approximately $1.19 million. The proceeds from the issuance of the Seed Notes are being used to expand the Company’s product offerings and to fund general corporate operations, including expenses associated with the Regulation A Offering. The Seed Notes are subject to mandatory redemption upon the receipt of at least $2.5 million in a qualified equity financing, including our Regulation A Offering, and 50% of such net proceeds from a qualified equity financing will be used to redeem the Seed Notes on a pro rata basis until such time as all the Seed Notes have been redeemed. Up to approximately $4,161,806 of the net proceeds of our Regulation A Offering will be utilized to redeem the Seed Notes.

The Seed Notes are secured by a first-priority lien on all assets of the Company. The Seed Notes mature by their terms on December 31, 2026, if not subject to an earlier mandatory redemption. The Seed Notes accrue interest at an annual rate of 15%, compounded daily. The Company is not required to make interest payments prior to the maturity date or the date on which the Seed Notes are redeemed pursuant to a qualified equity financing. The cash payable to holders of the Seed Notes shall be determined upon each closing of a qualified equity financing payable pro rata on the principal balance together with accrued interest. For the avoidance of doubt, the Seed Note does not grant the Holder any equity, conversion rights, or ownership in the Company.

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Certain of our executive officers (or their immediate family members) purchased Seed Notes with principal amounts aggregating to approximately $268,643. The Seed Notes issued to our executive officers (and immediate family members) and directors-elect are identical in their terms to those issued to other investors, providing no extra or special benefit, equity, conversion rights, or ownership. See “Item 5. Interest of Management and Certain Persons in Certain Transactions — Seed Notes” for additional information.

Acquisition of Advocacy Lab; Subsequent Termination of Employment Agreements

On September 29, 2025, and effective as of October 1, 2025, we entered into a Membership Interest Purchase Agreement with the founders and members of Advocacy Lab, pursuant to which we acquired Advocacy Lab for aggregate gross cash consideration of $45,000 (the “Advocacy Lab Acquisition”). In connection with the Advocacy Lab Acquisition, we entered into employment agreements (together, the “AL Employment Agreements”) with each of the founders and previous members of Advocacy Lab (together, the “AL Founders”), effective as of October 1, 2025. Pursuant to the terms of the AL Employment Agreements, each of the AL Founders received a signing bonus of $75,000 and a base salary of $110,000 per annum, payable in cash, as well as customary benefits, including participation in the Company’s healthcare and retirement plans. The AL Employment Agreements also provided that the AL Founders earned a percentage of all revenues generated by Advocacy Lab based on the following tiers, with a cap on such Earn Out Payments of $5.35 million in the aggregate: (i) for $0 to $1 million in revenue, 50% to the AL Founders, (ii) for $1 million to $2.5 million in revenue, 40% to the AL Founders, (iii) for $2.5 million to $5 million in revenue, 30% to the AL Founders, (iv) for $5 million to $10 million in revenue, 20% to the AL Founders, (v) for $10 million to $20 million in revenue, 10% to the AL Founders, and (vi) for $20 million to $50 million in revenue, 5% to the AL Founders (collectively, the “Earn Out Payments”). The AL Employment Agreements provided that no further Earn Out Payments would be owed upon the earlier of (i) October 1, 2035, (ii) the achievement of $50 million in revenue generated by Advocacy Lab, or (iii) with respect to either AL Founder, their resignation or termination of employment for any reason, with or without cause.

Additionally, for any current existing users of Advocacy Lab that become customers of RoboCent, the AL Founders received a commission equal to 25% of the revenue generated from such customer accounts. For any future RoboCent customers sourced through Advocacy Lab, the AL Founders were entitled to receive a 2% commission, with such commission to continue until the earlier of (i) October 1, 2035, (ii) the receipt of $2.5 million by the AL Founders in aggregate commission, or (iii) with respect to either AL Founder, their resignation or termination of employment for any reason, with or without cause.

Effective December 15, 2025, both of the AL Founders resigned from employment with the Company, which terminated our obligation to pay commission or Earn Out Payments to either AL Founder subsequent to such date. The resignation of the AL Founders does not otherwise affect the Advocacy Lab Acquisition or our right to the technology and intellectual property of Advocacy Lab.

Principal Products and Services

We operate a multi-channel communications platform that supports political campaigns, advocacy organizations, and elected officials in reaching voters, supporters, and constituents. Our platform combines outreach channels with supporting data, research, and creative services, allowing our clients to design multi-touchpoint outreach programs and deliver targeted messages through the combinations of channels most likely to resonate with each audience segment. Clients can manage their outreach on a self-service basis through our client application or engage our team to handle execution end-to-end on a turnkey basis. Artificial intelligence capabilities are incorporated across our platform in functional areas that include message drafting and variant generation, response classification, voter audience scoring and segmentation, deliverability optimization, and processing of recorded voice responses, and are continuing to evolve as we grow our technology stack and capabilities.

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Our principal products and services are:

●	Peer-to-Peer Messaging: SMS and MMS text messaging at scale, supporting templated and individualized communication, AI-assisted message drafting and variant generation, two-way response handling, and integration with voter data for audience segmentation. Our messaging platform supports both bulk delivery and individualized agent-delivered modes, allowing clients to launch outreach at high volume while managing replies through a single workflow. The platform is designed to operate within applicable federal and state telecommunications regulations and mobile carrier requirements, including the application-to-person (“A2P”) 10DLC framework administered by U.S. mobile carriers. Our operational competency in carrier vetting, campaign registration, and ongoing 10DLC compliance is a meaningful customer benefit, allowing clients to enter the messaging environment without independently building this expertise.
●	Voice Broadcasting: automated voice messaging delivered to landlines and mobile numbers, including pre-recorded messages, interactive voice response (“IVR”) trees, and live transfer calls that connect recipients directly with a campaign representative. Common use cases include candidate introductions, turnout reminders, fundraising calls, event notifications, endorsements, and rapid-response messaging in the closing days of an election cycle. Our voice services include AI-assisted processing and classification of recorded voice responses.
●	Direct Mail: coordinated direct mail programs that draw on the same voter data and segmentation logic used for our digital channels, allowing campaigns to align mailed communications with their broader outreach cadence and audience targeting. Direct mail is well-suited to demographic segments that are less responsive to digital outreach and to message formats that benefit from print delivery, such as endorsement summaries, candidate biographies, and policy briefs. Performance data from our other channels can inform targeting and timing of mail programs, and execution status is visible to clients alongside their other channels through our integrated reporting.
●	Voter Data and Micro-Targeting: access to comprehensive and regularly updated voter file data, including landline, mobile, and email contact information, voting history, party affiliation, and jurisdictional and demographic information. We procure voter data from third-party providers as the agent of our clients, with the client owning the procured data from the time of acquisition. Voter data is used by our clients for audience segmentation, list building, and targeting across the channels we offer, and is incorporated into our application’s AI-assisted segmentation and audience-scoring functionality.
●	Public Opinion Polling: operated through GOTV, Inc., our polling capabilities include IVR keypad polling, SMS-based polling, and other survey modalities, delivered through our channels to targeted demographics. Polling results are delivered to clients in real time and can be used to inform message testing, candidate name recognition measurement, issue sentiment analysis, and audience segmentation for downstream outreach. We use AI to assist in the classification and analysis of survey responses, particularly for open-ended sentiment data. While all public opinion polling inherently involves statistical variables and margins of error, these tools provide clients with rapid, cost-effective feedback regarding voter intent, name recognition, and policy sentiment without the high costs traditionally associated with live-caller polling.
●	Graphic Design and Creative Services: political creative production for campaigns and advocacy organizations, delivered through (i) Advocacy Lab, our subsidiary’s AI-assisted creative platform, which provides clients with a library of more than 500 customizable static and video templates inspired by high-performing political creative, an ad-copy analyzer and other AI-assisted content tools, and one-click integration with third-party design applications; and (ii) our internal creative team, which produces proprietary design work, including full website design and development for clients who require custom creative beyond template-based offerings. Creative produced through either path can be deployed directly through the corresponding channels on our platform.
●	Government Communications: operated through GOVT, Inc. (Govt.com), services to government clients, including elected officials at the federal, state, and local levels and municipalities. For federal and state elected officials, our services include franking-compliant constituent communications across messaging, voice, mail, and digital channels, with workflows designed to support the applicable franking and official-communications rules. For municipalities, our services include emergency and public-safety alerts, community notification programs, and constituent outreach.

The integration of these services within a single platform is a central element of our value proposition. Clients that engage us for one outreach service can adopt adjacent services using the same client application, audience data, and reporting infrastructure, allowing them to measure how their messages are reaching voters across channels and to expand the breadth of their outreach without re-onboarding to a new platform. We expect that a meaningful portion of our future revenue growth will be driven by clients that initially engage us for a single outreach service continuing to work with us across adjacent service lines as we expand the integration of our channels and broaden our platform capabilities.

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Strategic Advantages

We believe our business model is differentiated by several key competitive strengths:

●	Neutral, Non-Partisan Infrastructure: A significant portion of the campaign services industry restricts its client base to a single political party or ideological movement. Conversely, FullPAC operates as a strictly non-partisan organization. We view our platform as foundational infrastructure—similar to general enterprise technology—whose sole purpose is to reliably transmit our clients’ communications. By operating without an ideological filter, we maximize our total addressable market and position the Company to service the entirety of the political spending ecosystem. The Company is a Gold Member of the American Association of Political Consultants (AAPC), the leading nonpartisan trade association for political and public affairs professionals in the United States. To mitigate potential conflicts of interest and ensure the confidentiality of client strategies, we maintain stringent information barrier protocols, commonly referred to as “ethical walls.” When we service competing candidates in the same election, or entities legally prohibited from coordinating, this policy operationally segregates our personnel to ensure no confidential information or strategic data is shared across the wall.
●	Regulatory Expertise and Deliverability: The technical execution of large-scale P2P messaging has become highly regulated by both government agencies and private telecommunications consortiums. Candidates and organizations frequently possess the capital to fund outreach but lack the strategic and technical knowledge to execute it effectively in a compliant manner. We maintain a dedicated focus on compliance with mobile carrier frameworks, ensuring our clients’ messages are properly registered and vetted prior to transmission. We believe our deep familiarity with the political messaging landscape, combined with our strategic guidance on messaging cadences, supports high deliverability rates and mitigates compliance risks for our clients relative to generalist software providers or campaign consultants.
●	Client Lifecycle Retention: Cultivating client relationships at the local, down-ballot level is a core element of our ongoing growth strategy. While local campaigns generally operate with smaller initial budgets, they frequently serve as the foundational step in a politician’s career. We operate under the premise that cultivating brand loyalty and trust with a successful municipal or local candidate positions the Company favorably to be retained when that individual subsequently seeks higher-tier offices with more expensive electoral campaigns. Furthermore, because local races can unpredictably attract outsized funding, competing for a broad base of down-ballot clients ensures we maximize our opportunities to service high-spending campaigns.
●	Referral Partner Network: A critical component of our client acquisition strategy is our established referral partner network, which is designed to incentivize political consultants, marketing agencies, and strategy firms to utilize our platform on behalf of their clients. We provide our partners with a centralized, consultant-focused dashboard that enables them to streamline targeted messaging, manage multiple organizational accounts simultaneously, track client expenditures, and automatically receive commission payments. Our competitive commission structures currently provide partners with 10% of their direct clients’ platform expenditures, as well as an additional 2% of expenditures generated by any subsequent referral partners they introduce to our network. Management anticipates that expanding this referral network will allow the Company to scale its revenue-generating opportunities and capture additional market share without incurring the fixed labor costs and overhead typically associated with maintaining a traditional, large-scale direct sales force.
●	Diversified Revenue Channels and Cyclicality Mitigation: Historically, political campaign spending has demonstrated significant cyclicality, typically concentrating in the months immediately preceding November general elections in even-numbered years. To mitigate the operational risks associated with this cyclicality, we leverage our distinct revenue channels to operate independently of the federal election calendar. The increasing length of modern campaign cycles, the continuous occurrence of off-cycle municipal elections and state-level ballot initiatives, our established presence in corporate proxy solicitation, and our government contracting vertical collectively serve to generate steady revenue during traditional non-election periods. Rather than operating as a highly seasonal entity, management views the Company’s business model as analogous to a large retail enterprise that maintains steady, sustainable baseline operations throughout the year, while remaining structurally positioned to capitalize heavily on a massive seasonal surge in activity.

Human Capital

As of May 26, 2026, our workforce consisted of 8 full-time employees, no part-time employees, and approximately 35 independent contractors located within the United States. A significant majority of our contractors serve as the human agents who individually transmit P2P messages for our clients. We also engage fewer than 10 contract personnel located internationally for supplementary software development and design services. To mitigate key person risk within our highly specialized industry, the Company has obtained a “key man” life insurance policy on our Chief Executive Officer, Travis Trawick, providing for a death benefit of $4,710,000. We consider our relationships with our employees and contractors to be good.

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Technology and Operations

We operate a multi-channel communications platform that supports political campaigns, advocacy organizations, and elected officials in reaching voters, supporters, and constituents. Our platform combines outreach channels — including P2P messaging, voice, digital advertising, connected television, and direct mail — with supporting services such as voter data, polling, graphic design, website development, and constituent communications, allowing our clients to design multi-touchpoint outreach programs and deliver targeted messages through the combinations of channels most likely to resonate with each audience segment.

Our platform supports a range of engagement models. Clients may manage their outreach on a self-service basis, using our client application to send messages, manage replies, and coordinate campaign activities, or as a turnkey engagement, in which our team handles execution end-to-end on the client’s behalf. We continue to expand the range of services available for self-service use.

We use artificial intelligence across a range of operational and client-supporting functions. AI tools support certain internal workflows and are also incorporated into the operation of our client platform in functional areas that include message drafting and variant generation, response classification and routing, voter audience scoring and segmentation, deliverability optimization, and the processing of recorded voice responses. Certain of these capabilities operate as integrated features of our platform rather than as separately surfaced client tools. Through our Advocacy Lab subsidiary, we offer AI-assisted graphic-template generation for political and advocacy campaigns; this offering is currently delivered through a separate Advocacy Lab interface and is expected to be integrated with our principal client platform over time.

We are continuing to develop additional AI-driven capabilities intended to expand the functionality of our client platform into a more comprehensive campaign workspace, with prototype development underway. We cannot predict when or whether any specific capability will be made generally available to clients, the extent of client adoption if released, the success of any such capability in achieving its intended results, or the impact on our business. Our development efforts in this area are subject to a range of technological, regulatory, competitive, and resource-allocation risks. See “Risk Factors” for additional discussion of risks related to artificial intelligence and product development.

Intellectual Property

Our intellectual property portfolio reflects over a decade of sustained operations in political technology. We rely on a combination of trade secrets, proprietary software, copyrights, trademarks, and domain names to protect our technology platforms, accumulated operational know-how, and brand identities.

Trademarks

We hold registered trademarks for “RoboCent” and “FullPAC.”

We regard the “GOTV” identity as one of our most strategically valuable brand assets. “GOTV” is the universally recognized shorthand for “get out the vote” — the voter mobilization activity that is the defining objective, and the ultimate destination of campaign spending, across the political campaign industry. We have secured durable control of the GOTV identity through the two channels that matter most in practice: our control and operation of the gotv.com internet domain and our reservation of “GOTV” as our trading symbol for the proposed listing of our common stock on Nasdaq. We believe that pairing our platform with the single most direct digital and capital-markets identifier of the industry’s central activity affords us a distinctive and difficult-to-replicate brand position, notwithstanding the absence of a registered trademark in the term.

Domain Names and Digital Properties

We consider our ownership and operational control of certain domain names to be of material strategic importance to our business. Our primary corporate domain, gotv.com, carries significant standalone value as the most direct representation of the defining activity in political campaigns; we operate the gotv.com domain pursuant to an escrow arrangement and expect to complete its acquisition in due course. We also own and operate robocent.com, advocacylab.com, and Govt.com, each of which serves a distinct segment of the political and governmental communications market and present meaningful barriers to competitive imitation. The gotv.com domain serves as our overarching corporate and product website; we maintain a separate investor relations subdomain at ir.gotv.com for SEC filings and other public-company communications.

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Proprietary Software and Platforms

Our long-term technology strategy is oriented toward delivering a single, unified platform through which campaigns can manage the full scope of their voter outreach — integrating communications, creative production, voter data, compliance, and analytics in one application under the FullPAC brand. The capabilities currently operating under the RoboCent and Advocacy Lab brands represent the foundational components of this integrated platform: RoboCent contributes compliant text and voice messaging infrastructure, voter data access, 10DLC registration and opt-out management, and campaign-scale delivery; Advocacy Lab contributes a library of over 500 political creative templates, AI-facilitated production, drag-and-drop customization tooling, and ad copy analysis capability. As we continue to develop the unified FullPAC platform and pursue additional acquisitions and partnerships, we expect these capabilities to be progressively consolidated into a single campaign-facing application. In parallel, we operate Govt.com as a purpose-built platform for government contracting and official constituent communications, designed to serve elected officials and congressional offices using functionally analogous outreach infrastructure adapted to the compliance requirements of official government communications — including franking-aligned messaging, telephone town halls, constituent surveys, and emergency alert delivery. We protect these platforms and their underlying technology as trade secrets and through copyright.

Trade Secrets and Operational Know-How

Over more than a decade of continuous operation in the political technology sector, we have developed significant operational expertise in areas including TCPA and FCC compliance management, voter data sourcing and targeting methodology, campaign outreach strategy, and political market dynamics. This accumulated knowledge — embedded in our processes, systems, and personnel — represents proprietary value that we protect through employment agreements, confidentiality obligations, and access controls.

Cybersecurity

As a digital-first organization, our business operations are fundamentally reliant on the security, integrity, and availability of our information technology infrastructure. We recognize the significant and evolving risks posed by cybersecurity threats, including data breaches, ransomware, denial-of-service attacks, and other malicious activities that could disrupt our operations, compromise sensitive company or client data, or cause reputational harm. Our management’s cybersecurity oversight is led by Daniel Flowers, our Chief Technology Officer and Chief Operations Officer. Mr. Flowers previously served as CEO of Issuetrak, Inc., where his responsibilities included establishing security and compliance programs aligned with SOC 2, HIPAA, GDPR, PCI, FedRAMP, and NIST 800-53. Mr. Flowers reports to the Chief Executive Officer regarding cybersecurity matters and provides periodic updates to the Board.

To address these risks, we are implementing and continuously enhancing a comprehensive cybersecurity program with a combination of technical, administrative, and physical controls, aligned with industry-recognized standards and designed to protect our systems and data. We have engaged a third-party cybersecurity and compliance firm to assist in formalizing our internal controls and to facilitate our attainment of Service Organization Control (SOC) 2 compliance. Our efforts are focused on building the requisite controls and procedures in anticipation of undergoing a SOC 2 Type II audit, which evaluates the operational effectiveness of a company’s security controls over a period of time. We expect that achieving and sustaining SOC 2 compliance will provide our clients and stakeholders with independent assurance regarding the security and availability of our platform.

Our cybersecurity risk management processes include ongoing risk assessments, vulnerability management, employee security awareness training, and an incident response plan designed to enable us to detect, respond to, and recover from potential security incidents. We are actively investing in our internal capabilities and are prioritizing adding personnel with specialized cybersecurity expertise as our business grows.

While we are committed to investing in and improving our security posture, there can be no assurance that we will effectively undertake the planned measures described herein, achieve SOC 2 compliance or pass a SOC 2 Type II audit, or add personnel with sufficient expertise to support our cybersecurity and information technology functions. Even if we are successful in these planned courses of action, there can be no assurance that these measures will be sufficient to prevent all security breaches or cyberattacks. For a more detailed discussion of the risks we face related to cybersecurity, see “Risk Factors–Risks Related to Intellectual Property and Information Technology.”

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Cyclicality

Our business has been and is expected to be highly cyclical and closely tied to the political election calendar in the United States. Political campaigns and advocacy organizations typically increase their spending significantly in the months leading up to primary and general elections. This tends to result in a material concentration of revenue during the second and fourth quarters of even-numbered years, coinciding with federal midterm and presidential elections. Accordingly, revenue generation during periods without a federal election is expected to be substantially lower. For more information, see “Risk Factors–Our business is heavily tied to the United States electoral calendar. Political campaign spending tends to increase near certain milestone dates, which we expect to create fluctuations in our operating results on a quarter-to-quarter and year-to-year basis.”

However, we believe this cyclical pattern is becoming more nuanced due to structural shifts in the political industry. First, the effective length of the campaign cycle is expanding, with candidates launching exploratory efforts, fundraising, and voter engagement initiatives far earlier in the election timeline. This has contributed to increased off-peak demand for political communication tools and campaign services. Additionally, while federal races receive the most attention and involve the greatest spending, state and local elections occur on a staggered and ongoing basis across jurisdictions. We have provided services to more than 4,000 city council, school board, and other local campaigns, which take place throughout odd- and even-numbered years and often generate significant demand for voter contact services. We expect that our seasonal business cycle will consist of steady business throughout the calendar, supplemented by high demand and increased profitability at peak periods.

Despite these mitigating factors, we anticipate continued material seasonality and cyclicality in its business. Our financial performance may vary widely from quarter to quarter, and periods of lower political activity may result in reduced operating margins and diminished performance. We intend to manage this volatility by encouraging clients to regularly communicate with their base voters to continue building relationships with voters, maintain or enhance engagement rates, and shape the narrative ahead of election season.

Competition

Political campaigns and issue organizations raise vast sums of money with the goal of influencing the electorate. This capital comes from a variety of sources, including individual donors giving small and large amounts, political action committees (PACs), and a candidate’s own funds. Once raised, these funds are strategically allocated to a wide array of services and activities designed to establish messaging, connect with constituents, and get out the vote in elections. Campaign service firms are frequently contracted to assist campaigns with voter outreach, whether to solicit donations or increase a candidate’s chances of election. The market for campaign service firms is, in part, fueled by the constitutional franking privilege, which provides federal funding for members of Congress to communicate with their constituents. While the franking privilege has typically been associated with postal mail, we expect an increasing proportion of franking budgets to be allocated towards P2P messaging services and other next-generation voter outreach tools available to clients on the RoboCent platform.

The political campaign services industry is highly competitive and fragmented, with a broad range of vendors offering tools and technologies to candidates, political committees, issue advocacy groups, and public affairs firms. We compete directly with a range of campaign service providers, including other peer-to-peer texting vendors, providers of automated voice and SMS messaging, digital ad networks, and consulting firms that bundle communications with other services. These competitors vary in scale, specialization, target markets, service offerings, and pricing models. Many providers in the industry, including us, have established customer bases or offer bundled services that include data analytics, voter file access, or consulting, which may provide competitive advantages. In addition, many competitors exclusively offer services to campaigns affiliated with one of the major political parties. Our nonpartisan client base results in an increased number of potential clients, but may make it more difficult to attract business from any clients that prefer to work with an ideologically-aligned service provider.

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In addition to direct competition within the campaign communications segment, we also compete for an overall share of election-related spending. Political campaigns operate within constrained budgets and allocate funds across a variety of channels, including television and radio advertising, direct mail, door-to-door canvassing, event production, and digital outreach. Our success depends not only on our ability to compete with other communications vendors, but also on our ability to capture a growing share of campaign budgets as overall media strategies evolve.

We believe that our messaging-based communications offer distinct advantages over legacy campaign methods. These advantages include lower cost per contact, higher engagement rates, and superior data collection capabilities, including recipient-level analytics and actionable feedback. As campaign managers prioritize targeted, responsive, and scalable voter outreach, we expect an increasing share of political spending to shift from traditional media formats to messaging-based platforms. We are investing in product development and user experience improvements to capitalize on this trend and differentiate itself in an increasingly competitive marketplace, effectively competing not only against other P2P messaging providers on features and price, but also against traditional media channels on the basis of return on investment.

We intend to further our competitive advantage through synergistic acquisitions of high margin specialists focused on a particular niche. Political campaigns seek to engage proven difference-makers, and we believe that consolidating premium campaign talent will increase our ability to attract new clients and develop our business. In particular, we expect that adding proven talent will attract more business from clients in the most competitive races, which we expect to result in higher revenue.

Government Regulation

The U.S. Supreme Court’s 2010 decision in Citizens United v. Federal Election Commission fundamentally reshaped the campaign finance landscape by permitting corporations and unions to make independent political expenditures. This has led to the growth in campaign spending as an increasing number of organizations utilize campaign service providers for voter outreach tools, polling, data analytics, and communication platforms like those offered by us. The current regulatory regime has resulted in a wide range of political actors raising and spending funds on voter contact and advocacy, creating a larger potential customer base for providers of campaign technology services.

Our ability to generate revenue from political campaigns and affiliated organizations is, in part, reliant on the continued validity of this constitutional and regulatory framework. Any material change in the interpretation or enforcement of federal campaign finance law through legislation, rulemaking, or judicial reversal could adversely affect the market for independent expenditures and, by extension, reduce demand for our services. While we do not rely exclusively on super PACs or independent expenditure committees for revenue, any contraction in the overall political spending environment could materially impact our growth trajectory.

Our operations, and the operations of our clients, are subject to a complex, evolving, and sometimes overlapping framework of federal, state, and local laws, as well as private industry guidelines. Our ability to conduct business depends heavily on our ability to navigate these regulatory regimes.

Telephone Consumer Protection Act (TCPA) and State Telemarketing Laws

The TCPA is a federal statute that restricts telemarketing and the use of automated telephone equipment. Specifically, the TCPA prohibits the use of an “automatic telephone dialing system” (autodialer) or an artificial or prerecorded voice to make calls or send text messages to mobile telephones without the prior express consent of the called party. In 2020, the FCC issued a declaratory ruling confirming that peer-to-peer messaging platforms in which a human agent manually initiates each outbound message do not fall within the definition of an autodialer and are therefore not subject to the TCPA’s prior-express-consent requirement. In 2021, the U.S. Supreme Court unanimously held in Facebook, Inc. v. Duguid that the definition of an autodialer is limited to equipment that has the capacity to use a random or sequential number generator to store or produce telephone numbers to be called. Because the messages facilitated by our platform are derived from specific, targeted lists of registered voters, our P2P messaging platform does not utilize an autodialer in compliance with current interpretations of the TCPA.

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The TCPA provides for a private right of action, allowing plaintiffs to seek statutory damages of $500 per violation, which can be tripled to $1,500 for willful or knowing violations. Consequently, the telecommunications industry has been subject to significant class-action litigation. In addition to the federal TCPA, numerous states have enacted “mini-TCPA” statutes that impose their own restrictions on automated communications, often utilizing broader definitions of restricted technology than the federal standard. We continually monitor judicial and regulatory developments at both the federal and state levels in order to ensure our operational safeguards remain compliant.

Telecommunications Industry Guidelines and 10DLC

In addition to formal government regulation, our messaging services are subject to the policies of the Cellular Telecommunications Industry Association (“CTIA”) and individual mobile network operators. To combat spam, U.S. mobile carriers have implemented the 10-Digit Long Code (“10DLC”) registration framework. This mandatory system requires organizations sending application-to-person messaging to register their legal brand and specific messaging campaigns with a central authority, The Campaign Registry. Political campaigns are designated as a special use case and must undergo a third-party vetting process to confirm their legitimacy before they are permitted to send messages over carrier networks. We endeavor to strictly adhere to these 10DLC registration requirements to ensure our clients maintain access to mobile networks. Although we and the political communications industry generally view peer-to-peer political messaging as implicating First Amendment protections, the 10DLC framework is administered by private carriers and trade associations whose policies are not subject to constitutional review in the same manner as government regulation, and we cannot assure that First Amendment-based positions will prevent restrictions imposed at the carrier or industry level.

Federal Election Commission (FEC) and Campaign Finance Laws

When we provide services to federal political campaigns and political action committees, the communications we facilitate are subject to regulation by the Federal Election Commission. FEC rules dictate that paid political public communications must include specific, clear disclaimers identifying the person or entity who paid for the communication and whether it was authorized by a candidate. Additionally, expenditures for these communications must be properly reported on campaign finance filings. When we provide services to campaigns or organizations at the state or local level, the communications we facilitate are subject to regulation by a diverse array of electoral authorities across the United States. Features such as disclaimer requirements and campaign finance disclosures are essentially universal, but the specific manner of compliance can vary significantly across jurisdictions. While our clients remain legally responsible for their own electoral compliance and the content of their messages, our platform provides integrated tools designed to assist clients in appending the required disclaimers to their outreach.

Data Privacy Regulations

We receive, process, and store contact information and demographic data regarding voters and constituents. Consequently, we are subject to a rapidly expanding patchwork of state data privacy laws, such as the California Consumer Privacy Act, the California Privacy Rights Act, and similar comprehensive privacy statutes enacted in states including Virginia, Colorado, and Utah. These laws generally grant residents the right to know what personal information is being collected about them, the right to access or delete that information, and the right to opt-out of the sale or sharing of their data. We maintain compliance frameworks designed to process consumer deletion requests and honor opt-out mechanisms in accordance with applicable state laws.

Treasury Strategy

In September 2025, our Board of Directors formally authorized a bitcoin accumulation strategy, permitting the Company to hold a portion of its liquid assets in bitcoin. However, as of March 31, 2026 and December 31, 2025, the Company has not purchased any bitcoin and does not currently anticipate deploying operational cash flows toward cryptocurrency acquisitions in the near term. Management’s present strategy is to reinvest operational cash flows and financing proceeds directly into product development, platform expansion, and operational growth.

Environmental Matters

We have no material expenditures for compliance with federal, state or local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

Properties

Our corporate headquarters are located at 1206 Laskin Road Suite 201-o, Virginia Beach, Virginia 23451. We rent our corporate headquarters at a rate of $695 per month pursuant to a six-month lease that automatically renews for a subsequent six-month term unless terminated by either party with 60 days advance notice. We expect that the facility will be used primarily for administrative purposes. All employees currently work remotely. We believe our existing facilities are adequate for our current needs and that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect future results. The following discussion should be read in conjunction with the audited consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report on Form 1-K.

Overview

FullPAC, Inc. (the “Company,” “we,” “us,” or “our”) operates as a technology infrastructure and communications provider that equips political campaigns, advocacy groups, non-profit organizations, governmental entities, and other clients with multi-channel voter outreach tools. We operate an end-to-end communications ecosystem that functions as a comprehensive outreach infrastructure for our clients, with established market presence in peer-to-peer (P2P) text messaging, voice broadcasting, direct mail, voter data and micro-targeting, public opinion polling, graphic design and creative services, and government communications.

Spending on elections in the United States has increased significantly. According to data from OpenSecrets, the average winner of a federal legislative election in 1990 spent $407,556 on their campaign, while the average winner in 2024 spent $2,541,800 — an increase of approximately 524% over the period. Total federal political spending across the same period also expanded materially, growing from approximately $1.8 billion across the entire 1992 cycle to a record-setting $15.9 billion in the 2024 cycle alone. We expect to benefit from the increasing institutionalization of political spending and the deepening political divide in the United States.

Recent Developments

December 2025 Private Placement; January 2026 Private Placement; April 2026 Private Placement; Founder Share Sale

On December 19, 2025, we issued and sold in a private placement an aggregate of 40,000 shares of Common Stock at a purchase price of $5.00 per share to one investor pursuant to the December 2025 Purchase Agreement, for aggregate gross proceeds of $200,000 (the “December 2025 Private Placement”).

On January 6, 2026, we issued and sold in a private placement an aggregate of 160,000 shares of Common Stock at a purchase price of $5.00 per share to the same investor pursuant to the January 2026 Purchase Agreement, for aggregate gross proceeds of $800,000 (the “January 2026 Private Placement”).

On April 24, 2026, we issued and sold in a private placement an aggregate of 519,258 shares of Common Stock at a purchase price of $5.00 per share to certain accredited investors pursuant to the April 2026 Purchase Agreements, for aggregate gross proceeds of $2,596,290 (the “April 2026 Private Placement”). We used the proceeds from the April 2026 Private Placement for working capital and to begin redeeming the Seed Notes.

In connection with the April 2026 Private Placement, Travis Trawick, our Chairman and Chief Executive Officer, sold an aggregate of 3,196,737 shares of the Company’s Common Stock to the same accredited investors that were purchasers in the April 2026 Private Placement (the “Founder Share Sale”). The purchase price per share in the Founder Share Sale was $0.10, and Mr. Trawick received gross proceeds of approximately $320,000. The Company was not a party to the Founder Share Sale and did not receive any proceeds from the sale of shares by Mr. Trawick.

Working Capital Financing

On February 11, 2026, we entered into a revolving Business Line of Credit Agreement with Headway Capital, LLC, with a credit limit of $100,000 at a variable APR (initially 75.05%) and a 2.00% advance fee per draw (the “Headway Agreement”). The Headway Agreement is secured by substantially all assets of the Company and was personally guaranteed by Mr. Trawick. As of May 26, 2026, the outstanding advanced balance on the Headway Agreement was $93,888.

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On February 11, 2026, the Company, RoboCent, Inc., Advocacy Lab LLC, and GOVT, Inc., on a joint and several basis, entered into a Standard Merchant Cash Advance Agreement with Pristine Capital Partners LLC pursuant to which we sold $151,900 of future receivables for a purchase price of $110,000, for net proceeds to the Company of $100,000 after a $10,000 origination fee (the “Pristine Agreement”). The Pristine Agreement is secured by substantially all assets of the Company and its subsidiaries and was personally guaranteed by Mr. Trawick. As of May 26, 2026, the outstanding advanced balance on the Pristine Agreement was $78,800.

On March 10, 2026, the Company entered into a Future Receipts Sale Agreement with Forward Financing LLC, a Delaware limited liability company (the “Forward Financing Agreement”), pursuant to which the Company sold $139,000 of future receipts to Forward Financing for a purchase price of $100,000, for net proceeds to the Company of $97,000 after a $3,000 origination fee. Forward Financing collects 3% of the Company’s future receipts each month via weekly payments of $3,475, continuing until the earlier of (i) Forward Financing’s receipt of the full $139,000 Amount Sold or (ii) three years from the Effective Date. The Forward Financing Agreement includes an Early Delivery Discount Addendum that gives the Company the option, on stated dates between the 30th and 300th day following the Effective Date, to satisfy its obligations by paying cumulative amounts ranging from $121,000 to $137,000. Mr. Trawick signed the Forward Financing Agreement as Principal and provided a guarantee of the Company’s performance of certain operational covenants under the Forward Financing Agreement. As of May 26, 2026, the outstanding balance on the Forward Financing Agreement was $91,725.

Seed Note Redemption

As of May 22, 2026, we have redeemed Seed Notes with aggregate principal of $502,616 and accrued interest of $39,266, using proceeds from the April 2026 Private Placement and our ongoing Regulation A Offering. The cash paid in connection with such redemptions exceeded the aggregate principal and accrued interest of the redeemed Seed Notes by $2,257,408 (the “Qualified Financing Redemption Amount”), which excess amount is characterized as a “loss on settlement” in our consolidated financial statements. The Qualified Financing Redemption Amount reflects the contractually engineered redemption premium produced by the Seed Note redemption formula and is not an operating loss. As of May 22, 2026, the aggregate outstanding principal balance of the Seed Notes was $747,384 and the aggregate accrued interest was $84,977.

Acquisition of Advocacy Lab; Subsequent Termination of Employment Agreements

On September 29, 2025, and effective as of October 1, 2025, we entered into a Membership Interest Purchase Agreement with the founders and members of Advocacy Lab, pursuant to which we acquired Advocacy Lab for aggregate gross cash consideration of $45,000 (the “Advocacy Lab Acquisition”). In connection with the Advocacy Lab Acquisition, we entered into employment agreements (together, the “AL Employment Agreements”) with each of the founders and previous members of Advocacy Lab (together, the “AL Founders”). Effective December 15, 2025, both of the AL Founders resigned from employment with the Company, which terminated our obligation to pay commissions or earn-out payments to either AL Founder subsequent to such date. The resignation of the AL Founders does not otherwise affect the Advocacy Lab Acquisition or our right to the technology and intellectual property of Advocacy Lab.

Bitcoin Strategy

In September 2025, our Board of Directors formally authorized a bitcoin accumulation strategy, permitting the Company to hold a portion of its liquid assets in bitcoin. However, as of March 31, 2026 and December 31, 2025, the Company has not purchased any bitcoin and does not currently anticipate deploying operational cash flows toward cryptocurrency acquisitions in the near term. Management’s present strategy is to reinvest operational cash flows and financing proceeds directly into product development, platform expansion, and operational growth.

Stripe Capital Loans

On October 7, 2025, RoboCent entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $123,400 and a fixed fee of $12,957, for a total repayment amount of $136,357 (the “First Stripe Capital Loan”). The First Stripe Capital Loan was secured by substantially all of RoboCent’s assets and was repaid by withholding 25% of client payments processed through the Stripe payment processing platform. We completed repayment on the First Stripe Capital Loan on December 11, 2025.

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On December 11, 2025, RoboCent entered into a second Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $153,500 and a fixed fee of $14,736, for a total repayment amount of $168,236 (the “Second Stripe Capital Loan”), on substantially the same terms as the First Stripe Capital Loan except for a minimum payment of $18,693 every 60 days. We completed repayment on the Second Stripe Capital Loan on March 11, 2026.

On March 11, 2026, RoboCent entered into a third Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $229,100 and a fixed fee of $27,492, for a total repayment amount of $262,592 (the “Third Stripe Capital Loan”). The Third Stripe Capital Loan is repaid by withholding 22% of client payments processed through the Stripe payment processing platform, subject to minimum payments of $28,511 every 60 days. We may repay the outstanding balance of the Third Stripe Capital Loan in whole or in part at any time without penalty. As of May 26, 2026, the aggregate outstanding principal balance of the Third Stripe Capital Loan was $143,572.

On February 6, 2026, Advocacy Lab LLC entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $23,300 and a fixed fee of $3,378, for a total repayment amount of $26,678 (the “Advocacy Lab Stripe Capital Loan”). The Advocacy Lab Stripe Capital Loan is repaid by withholding 30% of client payments processed through the Stripe payment processing platform, subject to minimum payments of $2,964.23 every 60 days. The Advocacy Lab Stripe Capital Loan matures at the earlier of payoff or eighteen months from origination. As of May 26, 2026, the aggregate outstanding principal balance of the Advocacy Lab Stripe Capital Loan was $17,091.

OnDeck Term Loan

On October 17, 2025, we entered into a Term Loan Agreement with ODK Capital, LLC with a principal amount of $200,000 and an interest expense of $63,780 (the “OnDeck Term Loan”). The OnDeck Term Loan has an 18-month term and is scheduled to be repaid in 78 weekly payments of $3,382. The OnDeck Term Loan is secured by a blanket lien on substantially all of the assets of the Company and is guaranteed by Mr. Trawick. If we repay the OnDeck Term Loan in whole prior to maturity, the interest expense is reduced by 25%. As of May 26, 2026, the aggregate outstanding principal balance of the OnDeck Term Loan was $179,989.

Govtext Asset Purchase

On January 5, 2026, FullPAC, Inc. and its wholly owned subsidiary GOVT, Inc. entered into an asset purchase agreement with Govtext, LLC and Elnatan Rudolph (together, the “Sellers”) to purchase certain assets of the Sellers related to their constituent-outreach business (“Govtext”). The Company agreed to pay $30,000 in cash to the Sellers. In connection with the acquisition, the Company also entered into an Independent Referral Partner Agreement with Mr. Rudolph.

Related-Party Financing

In March 2026, Isaac Dietrich, our Chief Financial Officer and a member of our Board of Directors, made a short-term, unsecured, non-interest-bearing loan to the Company in the principal amount of $14,980. The Company repaid the loan in full in cash in April 2026. Our Board of Directors approved the loan and determined that its terms were more favorable to the Company than terms that would have been available from an unrelated party. See “Item 5. Interest of Management and Certain Persons in Certain Transactions — Short-Term Loan from Isaac Dietrich.”

In April 2026, Travis Trawick, our Chief Executive Officer and Chairman of the Board of Directors, made a short-term, unsecured, non-interest-bearing loan to the Company in the principal amount of $4,700. The Company repaid the loan in full in cash in May 2026. Our Board of Directors approved the loan and determined that its terms were more favorable to the Company than terms that would have been available from an unrelated party. See “Item 5. Interest of Management and Certain Persons in Certain Transactions — Short-Term Loan from Travis Trawick.”

Subsequent Events

Related-Party Consulting Arrangement. On April 14, 2026, the Company entered into a Consulting Agreement with Trey Trawick, an immediate family member of our Chief Executive Officer, for AI consulting services at a rate of $5,000 per month, and on April 18, 2026, the Company granted Mr. Trey Trawick a Restricted Stock Award for 10,000 shares from the Founders Share Plan in connection with services rendered. See “Item 5. Interest of Management and Certain Persons in Certain Transactions — Consulting and Equity Arrangements with Trey Trawick.”

Cash Bonus to Daniel Flowers. In April 2026, the Company paid Mr. Flowers, our Chief Technology Officer and Chief Operations Officer, a cash bonus of $35,911.12 to offset tax liabilities arising from prior equity grants and in recognition of substantial additional work in connection with the 2026 Pollies Conference. See “Item 5. Interest of Management and Certain Persons in Certain Transactions — Cash Bonus to Daniel Flowers.”

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Fiscal Year Ended December 31, 2025, Compared to the Fiscal Year Ended December 31, 2024

The following is a comparison of our results of operations for the years ended December 31, 2025 and 2024:

	Year Ended Dec. 31, 2025	Year Ended Dec. 31, 2024	Change
Revenue	$1,455,884	$881,051	$574,833
Cost of revenue	696,758	399,404	297,354
Gross profit	$759,126	$481,647	$277,479
Operating expenses:
General and administrative	1,520,027	201,925	1,316,102
Research and development	381,418	48,230	333,188
Depreciation and amortization expense	21,400	55,286	33,886
Advertising and marketing	268,380	58,318	212,062
Legal and professional	378,025	25,311	352,714
Total operating expenses	$2,569,250	$389,070	$2,180,180
Operating income (loss)	$(1,810,124)	$92,577	$(1,902,701)
Other income (expense):
Interest expense	(123,652)	(16,479)	(107,173)
Other income	7,877	—	7,758
Total other income (expense)	$(115,775)	$(16,479)	$(9,296)
Net income (loss) before income tax	$(1,925,899)	$76,098	$(2,001,997)
Income tax provision (benefit)	2,107	(2,991)	(5,098)
Net income (loss)	$(1,923,792)	$73,107	$(1,996,899)

Revenue

We had revenue of $1,455,884 for the year ended December 31, 2025, as compared to $881,051 for 2024. The increase in revenue of $574,833 was mainly due to an increased number of sales and operational personnel, which enabled us to support an increased volume of P2P messaging campaigns during the 2025 election cycle, and the contribution of revenue from the Advocacy Lab Acquisition.

Cost of Revenue

The increase in cost of revenue of $297,354 for the year ended December 31, 2025 compared to 2024 was mainly due to the increase in our volume of messaging campaigns during the 2025 election cycle.

Operating Expenses

The increase in general and administrative expenses of $1,316,102 for the year ended December 31, 2025 compared to 2024 was due to our increased operations in the 2025 election cycle and expenses related to filing our Form 1-A Offering Statement, qualifying our Regulation A Offering, and preparing for our anticipated public listing. Research and development expenses increased by $333,188 as we expanded internal AI-driven development of our client platform. Depreciation and amortization decreased by $33,886.

Interest Expense

Interest expense increased by $107,173 for the year ended December 31, 2025 as compared to 2024. The increase is mainly due to the Senior Secured Notes the Company entered into during the year ended December 31, 2025, the Stripe Capital Loans, and the OnDeck Term Loan.

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Other Income

Other income increased by $7,877 for the year ended December 31, 2025 as compared to 2024. The increase is mainly due to credit card point redemptions and other miscellaneous income items.

Income Tax Expense

We had a state income tax provision of $2,107 during the year ended December 31, 2025, as compared to an income tax benefit of $2,991 for 2024. The income tax is related to pass-through entity taxes in the state of Virginia.

Liquidity and Capital Resources

Overview

As of December 31, 2025, we had cash and cash equivalents of $39,407 and a working capital deficit of $1,520,347. As of December 31, 2024, we had cash and cash equivalents of $148,368 and a working capital deficit of $1,427,400. We expect to use our cash and cash equivalents and the net proceeds from our ongoing Regulation A Offering, the April 2026 Private Placement, our existing debt facilities, and other financing arrangements to fund our operations and pursue our business strategy.

Going Concern

Our consolidated financial statements as of and for the year ended December 31, 2025 have been prepared assuming we will continue as a going concern. As discussed in Note 2 to our consolidated financial statements, our recurring losses, negative working capital position, and limited cash resources raise substantial doubt about our ability to continue as a going concern. To address these conditions, since year-end we have continued the Regulation A Offering, completed the April 2026 Private Placement and Founder Share Sale, entered into multiple working capital financing arrangements, and begun redeeming the Seed Notes. We will continue to evaluate additional financing alternatives. There can be no assurance that we will obtain additional financing on acceptable terms, or at all.

Sources of Liquidity

Our principal sources of liquidity during the year ended December 31, 2025 were (i) cash generated from operations, (ii) the Regulation A Offering qualified by the Securities and Exchange Commission on December 8, 2025, (iii) the December 2025 Private Placement and the January 2026 Private Placement, (iv) the Senior Secured Notes issued by RoboCent, Inc. between June and September 2025, (v) the First and Second Stripe Capital Loans, and (vi) the OnDeck Term Loan. Since December 31, 2025, we have added additional sources of liquidity through (a) the April 2026 Private Placement, (b) the Third Stripe Capital Loan, (c) the Advocacy Lab Stripe Capital Loan, (d) the Headway Agreement, (e) the Pristine Agreement, and (f) the Forward Financing Agreement, each of which is described above under “Recent Developments.”

Material Weaknesses in Internal Control over Financial Reporting

As of December 31, 2025, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are summarized below.

Entity-Level Controls. We determined that (i) we do not have an independent audit committee or a director designated as a financial expert to oversee financial reporting; and (ii) our risk assessment procedures are not sufficiently documented.

Transaction-Level Controls. We determined that we do not have (i) a sufficient number of staff in the financial reporting function, (ii) an adequate number of staff to permit appropriate segregation of duties, and (iii) sufficient written procedures over financial reporting.

Information Technology Controls. We determined that we do not have staff with the competency and resources to implement adequate information technology controls.

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Remediation. We are committed to remediating the material weaknesses identified above and have taken, and continue to take, the following steps toward remediation: engaging a part-time financial controller; appointing Isaac Dietrich as Chief Financial Officer effective December 8, 2025; developing documented procedures for financial reporting and risk assessment; hiring a full-time controller; and identifying qualified independent directors (Mr. Adelman, Dr. Massey, and Mr. Steele) for appointment effective on a Public Listing. The material weaknesses identified above will not be considered fully remediated until the applicable controls have been implemented, have operated effectively for a sufficient period of time, and have been tested.

Cash Flows

The following is a summary of our cash flows from operating, investing, and financing activities for the years ended December 31, 2025 and 2024:

	Year Ended Dec. 31, 2025	Year Ended Dec. 31, 2024
Cash used in operating activities	$(1,435,919)	$(97,121)
Cash used in investing activities	$(3,476)	$(66,329)
Cash provided by financing activities	$1,330,434	$64,925
Net change in cash	$(108,961)	$95,767

Cash Used in Operating Activities

Net cash used in operating activities was $1,435,919 for the year ended December 31, 2025 and $97,121 for the year ended December 31, 2024. The increase in cash used in operating activities was primarily attributable to increased headcount, expanded operational activity in support of the 2025 election cycle, and legal and professional expenses incurred in connection with our Form 1-A Offering Statement and our preparation for a public listing.

Cash Used in Investing Activities

Net cash used in investing activities was $3,476 and $66,329 for the years ended December 31, 2025 and 2024, respectively, and primarily consisted of payments for purchase of property, plant, and equipment and capitalized internal software development costs.

Cash Provided by Financing Activities

Net cash provided by financing activities was $1,330,434 and $64,925 for the years ended December 31, 2025 and 2024, respectively. The increase reflects the proceeds from the Senior Secured Notes, the Stripe Capital Loans, the OnDeck Term Loan, the December 2025 Private Placement, and the Regulation A Offering, net of repayments under our credit facilities.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

We had revenue of $1,455,884 and $881,051 for the years ended December 31, 2025 and 2024, respectively. We primarily generate revenue by facilitating the sending of communications for political organizations, including text messages and automated calls. We recognize revenue when our performance obligation is satisfied, which is generally upon delivery of the underlying communications service. Upon effectiveness of our acquisition of Advocacy Lab in October 2025, we also began generating monthly recurring subscription revenue for access to its creative platform. As of December 31, 2025 and 2024, we had a contract liability of $0 and $0, respectively, for services customers had paid for and we had not yet delivered.

Capitalized Software Development Costs

The Company capitalizes certain costs related to the development and enhancement of the Company’s platform. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the software.

Known Trends, Events and Uncertainties

We are subject to risks and uncertainties common to companies in our industry, including but not limited to, the cyclical nature of our business being closely tied to the political election calendar in the United States; the regulatory environment governing telephone marketing and political communications; the evolving rules and policies of mobile network operators regarding A2P messaging; and concentration of revenue among a limited number of political clients.

Recently Issued Accounting Pronouncements

For a summary of our recent accounting policies, please refer to Note 2, Summary of Significant Accounting Policies and Supplemental Disclosures, of the accompanying notes to our consolidated financial statements in Part F/S of this Annual Report on Form 1-K.

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ITEM 3. DIRECTORS AND OFFICERS

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report on Form 1-K.

Name	Position Held with Our Company	Officer/Director Since
Executive Officers
Travis Trawick	Co-Founder and Chief Executive Officer	Inception
Isaac Dietrich	Co-Founder and Chief Financial Officer	December 2025
Daniel Flowers	Chief Technology Officer and Chief Operations Officer	September 2025
Ryan Deal	General Counsel and Secretary	June 2025
Hector Garcia	Chief Revenue Officer	January 2026
Directors
Travis Trawick	Chairman	Inception
Isaac Dietrich	Executive Director	December 2025
Joanna Dodd Massey	Lead Independent Director-Elect	To be effective upon Public Listing
Robert Steele	Independent Director-Elect	To be effective upon Public Listing
Jason Adelman	Independent Director-Elect	To be effective upon Public Listing

Business Experience

Travis Trawick, Co-Founder, Chairman, and Chief Executive Officer

Travis Trawick co-founded RoboCent in 2013, initially developing internal software to help local political clients execute more affordable and effective voter outreach. Mr. Trawick pivoted RoboCent’s focus to offering this innovative platform nationwide, enabling campaigns and nonprofits of all sizes and backgrounds to deploy highly personalized, data-driven outreach strategies.

As Chairman and CEO since incorporation, Mr. Trawick has built RoboCent into a top provider of campaign communication solutions by combining technical, regulatory, and operational expertise. He has led the Company with an apolitical, nonpartisan approach, providing powerful tools that empower organizations of any affiliation to connect effectively with their audiences. Mr. Trawick has overseen outreach programs for more than 5,000 campaigns, including over 150 statewide races, 180 U.S. House campaigns, 4,000 local elections, nearly 100 party committees, and ballot-measure initiatives across more than 15 states. Recognized as a leading expert in political communications technology, he specializes in TCPA-compliant phone outreach, 10DLC registration, and advanced voter engagement techniques.

Mr. Trawick has served as lead panelist at the Mobile Ecosystem Leadership Forum Americas, is an active member of industry organizations focused on telecom and political technology, and invests in early-stage technology ventures led by entrepreneurs with disciplined execution plans. His adaptive leadership and specialized expertise position FullPAC as a leading provider of compliant, impactful voter outreach solutions.

We believe Mr. Trawick is qualified to serve as a member of our Board of Directors because of his substantial experience providing voter outreach solutions for political campaigns, knowledge of and familiarity with the industry, and demonstrated history of building RoboCent into a leading provider of campaign communication solutions.

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Isaac Dietrich, Co-Founder, Executive Director, and Chief Financial Officer

Isaac Dietrich co-founded RoboCent in 2013 and serves as Executive Director and Chief Financial Officer of FullPAC, Inc., both effective December 8, 2025.

Additionally, Mr. Dietrich has served as Thumzup Media Corporation’s (“Thumzup”) Chief Financial Officer and a member of its Board of Directors from October 2024 to December 2025. He was instrumental in closing approximately $70 million in offerings of common stock and common stock equivalents, along with the acquisition of Dogehash Technologies that resulted in the formation of Datacentrex, Inc. in December 2025. As Director of Finance from September 2022 to October 2024, Mr. Dietrich guided Thumzup to a successful Nasdaq listing.

From April 2013 to April 2025, Mr. Dietrich was pivotal in closing $100 million through the sale of equity instruments while handling financial reporting, corporate communications, and exchange compliance matters for Greenwave Technology Solutions, Inc. (“Greenwave”), a metal recycling company which generated $33 million in 2024 revenue, and for which he served as Chief Financial Officer from April 2023 to April 2025.

Mr. Dietrich previously held the following positions with Greenwave: Chief Executive Officer (April 2013 – October 2017, December 2017 – September 2021); Chairman of the Board (April 2013 – October 2017, December 2018 – June 2021); Chief Financial Officer (April 2013 – May 2014, August 2017 – October 2017, March 2021 – November 2021, April 2023 – April 2025); and a member of its Board of Directors (April 2013 – November 2021). Mr. Dietrich was a consultant to Greenwave from February 2022 to April 2023. From February 2023 through December 2025, Mr. Dietrich served on Truleum, Inc.’s Board of Directors and as Chairman of its Audit Committee.

We believe Mr. Dietrich is qualified to serve as a member of our Board of Directors because of his background as a public company executive and director, his history with the Company and background in the industry, and his experience in raising funds through the sale of equity instruments.

Daniel Flowers, Chief Technology Officer and Chief Operations Officer

Daniel Flowers began providing contracting services to FullPAC, Inc. in August 2025, was appointed our Chief Technology Officer effective September 1, 2025, and was appointed as Chief Operations Officer effective November 20, 2025. Mr. Flowers served as Chief Executive Officer of Issuetrak, Inc. (“Issuetrak”) (a privately held provider of help desk and issue tracking software solutions) from March 2020 to August 2025. He joined Issuetrak in 2012 and has held the positions of Cloud Administrator, IT Administrator, Director of IT and Support, Director of Technical Operations, and Vice President of DevOps prior to his appointment as CEO. His responsibilities included setting corporate strategy, overseeing product development and infrastructure, managing multi-department operations, establishing security and compliance programs (SOC 2, HIPAA, GDPR, PCI, FedRAMP, NIST 800-53), implementing cloud migrations, and driving customer satisfaction initiatives. Under his leadership, Issuetrak achieved a world-class Net Promoter Score (NPS) in the high-90’s, a 99.8%+ customer satisfaction rating over a 24-month period, and completed a multi-million-dollar migration of its infrastructure from Rackspace to AWS. He also delivered substantial improvements in product quality, expanded feature offerings, accelerated release cadence, strengthened customer engagement programs, and generated sustained growth in both revenue and profitability.

From August 2006 to March 2012, Mr. Flowers was employed by Cegedim Relationship Management (a global life sciences CRM and data services provider) in Chesapeake, Virginia, where he progressed from Customer Service Representative to Technical Support Analyst Supervisor, managing technical support teams, overseeing client service delivery, and maintaining service level agreements.

Mr. Flowers holds numerous professional certifications, including Microsoft Certified Professional, AWS Cloud Practitioner, and Certified ScrumMaster, and has received multiple leadership and performance awards, including HDI Analyst of the Year and Issuetrak’s Above and Beyond Award for Outstanding Work Ethic. He has served as Vice President of Content Relations and previously as President for the Southern Virginia HDI chapter, contributing to the advancement of IT service management practices.

Mr. Flowers studied Information Technology at Tidewater Community College and has pursued a Bachelor of Science degree in Cloud Computing and Solutions at Purdue University Global. His professional competencies include information technology infrastructure design, risk management, cybersecurity, human capital management, SaaS product development, and strategic planning.

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For many years, Mr. Flowers has been an active member of Vistage, the world’s largest CEO coaching and peer advisory organization for small and midsize business leaders. Through Vistage, he has engaged in confidential peer advisory boards, executive coaching, and strategic leadership development, leveraging the program to enhance decision-making, governance practices, and organizational growth strategies.

Ryan Deal, General Counsel and Secretary

Ryan Deal has been General Counsel and Secretary of FullPAC, Inc. since its formation in June 2025. Between August 2021 and August 2023, Mr. Deal was an associate in the general practice group at Sullivan & Cromwell LLP, where he represented public companies and financial institutions in a range of capital markets, corporate finance, and governance matters. Mr. Deal’s practice focused on advising early-stage public companies and late-stage private companies on matters of securities and corporate law, including debt and equity financing transactions and Exchange Act reporting. From August 2023 to June 2025 when he joined the Company, Mr. Deal conducted independent research and private investment. Mr. Deal holds a B.A. in political science and sociology from Rice University and a J.D. from Washington University School of Law, where he was Articles Editor for the Washington University Law Review and graduated magna cum laude. His Note “It’s Five O’Clock Everywhere: A Framework for the Modernization of Time” received the 2021 Scribes Law Review Award as the best student-written article in a law review or journal. Mr. Deal is an active member of the State Bar of California.

Hector Garcia, Chief Revenue Officer

Hector Garcia began providing revenue leadership support to FullPAC, Inc. in July of 2025 and was appointed our Chief Revenue Officer effective January 1, 2026. Mr. Garcia has more than 15 years of experience leading revenue growth, go-to-market strategy, and enterprise sales operations across technology-enabled services, SaaS platforms, telecommunications, and data infrastructure markets.

From April 2024 to July 2025, Mr. Garcia was Senior Sales Director, Americas at NetNumber, Inc., a provider of data-driven routing, identity, and fraud mitigation services to telecommunications providers and enterprise customers, where he expanded the qualified sales pipeline from approximately $125,000 to over $15 million. From November 2022 to April 2024, he was Senior Sales Director at Evergent, Inc., a cloud-based subscription management and monetization software for telecommunications and media companies, where he managed a qualified sales pipeline of approximately $25 million. From January 2019 to November 2022, Mr. Garcia was Vice President at Calvi, a technology and consulting firm serving SaaS, fintech, and telecommunications clients where he was responsible for revenue growth and commercial strategy across the Americas.

Mr. Garcia previously served as Managing Director of the Americas for Intense Technologies from May 2014 to January 2019 and Head of Sales, Americas at iBasis from January 2007 to May 2014. He began his professional career as a submariner in the United States Navy, where he received advanced technical and leadership training and operated in highly regulated, mission-critical environments.

Mr. Garcia has extensive experience leading complex sales cycles with Tier 1 telecommunications providers and other regulated and technology-driven industries and provides deep expertise in revenue strategy, customer acquisition and retention, pricing and contract negotiations, and the development of scalable commercial organizations.

Joanna Dodd Massey, Lead Independent Director-Elect (effective upon Public Listing)

Dr. Joanna Dodd Massey will serve as a director of FullPAC, Inc. effective upon a Public Listing and is an experienced public company board director. Her other board roles include KULR Technology Group (NYSE American: KULR) (“KULR”), a Bitcoin-Plus Treasury company building frontier technology from high-performance energy systems to AI Robotics. She serves as Lead Independent Director, Chair of Nominating and Corporate Governance, and a member of the Audit and Compensation Committees for KULR.

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Dr. Massey served on the board of Datacentrex, Inc. (Nasdaq: DTCX), formerly known as Thumzup, from October 2024 through December 15, 2025 (after previously serving on Thumzup’s Board of Advisors since 2023). During her tenure on the Thumzup board, Dr. Massey served as Chair of the Nominating and Corporate Governance Committee and as a member of the Audit and Compensation Committees. She previously served as Chairman of the Board for TessPay, Inc., a financial technology platform that utilizes blockchain technology to provide payment assurance and liquidity. In addition to her Chairman role, she served as Chair of Nominating and Corporate Governance, and a member of the Audit Committee. From September 2021 until June 2025, Dr. Massey served as an independent director of The Hollywood Foreign Press Association. Since 2019, she has also worked as a Management Consultant for her eponymous company, J.D. Massey Associates, Inc.

Throughout her career, Dr. Massey has held various roles, including assisting micro-cap and small/mid-cap companies in attracting institutional investors and expand market share by advising them on enterprise risk management and corporate governance. Dr. Massey’s expertise in crisis communications and brand reputation management enables her to anticipate stakeholder reactions and advise on change management and navigating risk. As a corporate communications executive, Dr. Massey has managed integration during major merger and acquisition transactions at Lionsgate, CBS, and Discovery; corporate turnaround as Condé Nast pivoted from print to video; and crisis communications with consumers, employees, investors, regulators, and politicians.

Dr. Massey holds multiple graduate degrees in business, law, and psychology. She has a Master of Science in Legal Studies from Cornell Law School; an MBA from the University of Southern California (USC) and a Graduate Certificate in Corporate Finance from Harvard; as well as a Doctorate in Transpersonal Psychology from Sofia University, and a Master of Arts in Clinical Psychology from Antioch University, Los Angeles. Dr. Massey earned a Bachelor of Arts in Journalism from USC.

We believe Dr. Massey is qualified to serve as a member of our Board of Directors because of her governance background as a public company director, corporate communications executive, and over 30 years of experience advising chairmen and CEOs during the most challenging times, including major crises, whistleblower complaints, public-facing lawsuits, and merger and acquisition transactions, in addition to her extensive academic credentials in both finance and business administration, as well as corporate law.

Robert Steele, Independent Director-Elect (effective upon Public Listing)

Robert Steele will serve as a director of FullPAC, Inc. effective upon a Public Listing. Mr. Steele has been a director of Datacentrex, Inc. (Nasdaq: DTCX) (f/k/a Thumzup Media Corporation) since October 2020, Chief Financial Officer since December 2025, and was the Chief Executive Officer from October 2020 until December 2025. From October 2019 until present, Mr. Steele has operated a consulting business that has provided investor relations, financial, sales and marketing consulting services to various clients. Mr. Steele was the Director of Client Positioning at IRTH Communications, LLC from January 2017 to September 2019. From May 2016 through December 2016, Mr. Steele was an independent consultant rendering sales, marketing and investor relations services. From January 2010 to May 2016, Mr. Steele was the President of Rightscorp, Inc. (“Rightscorp”). While at Rightscorp, Mr. Steele designed and deployed patented intellectual property software as a service (SaaS) tools that were used by major brands like Warner Bros. to protect their intellectual property. As President of Rightscorp, Mr. Steele led the design of the software used by clients like Sony/ATV and BMG. BMG successfully used Mr. Steele’s technology to win a landmark $25 million judgment against Cox Communications for copyright infringement. Mr. Steele holds a BS in Electronic and Computer Engineering from George Mason University.

We believe Mr. Steele is qualified to serve as a member of our board of directors due to his extensive experience as an executive at publicly traded companies and his demonstrated expertise in technology.

Jason Adelman, Independent Director-Elect (effective upon Public Listing)

Jason Adelman will serve as a director of FullPAC, Inc. effective upon a Public Listing. Mr. Adelman brings extensive experience in advising and investing in emerging growth companies in the technology, media, medical device and biotech sectors. Mr. Adelman was the lead banker in Computer Motion’s merger with Intuitive Surgical and was a member of the board of directors of Pharmacyclics prior to its acquisition by Abbvie for over $20 billion. Currently, Mr. Adelman serves as a member of the board of directors of Trio-Tech International, a global semiconductor services company, and Oblong, Inc., a leader in next generation collaboration technologies. He served as a member of Greenwave Technology Solutions, Inc.’s board of directors from August 2023 to April 2025. Prior to founding Burnham Hill Capital Group, LLC in 2003, Mr. Adelman served as Managing Director of Investment Banking at H.C. Wainwright and Co., Inc. Mr. Adelman holds a B.A. degree in Economics from the University of Pennsylvania and a J.D. degree from Cornell Law School.

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We believe Mr. Adelman is qualified to serve as a member of our Board of Directors because of his experience advising emerging growth companies, his past service as a director for public companies, and his academic credentials in finance and law.

Composition of the Board of Directors

Our Board of Directors currently consists of two members, Mr. Trawick and Mr. Dietrich. Effective upon a Public Listing, our Board of Directors will be expanded to five members through the appointments of Dr. Massey, Mr. Steele, and Mr. Adelman as our independent directors. Our Bylaws provide that our directors may be removed with or without cause by the affirmative vote of holders of a majority of the shares entitled to vote.

Board Committees

Effective upon a Public Listing, our Board of Directors will have a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The composition of each committee, the responsibilities of each committee, and the qualifications of the committee members will be governed by written charters adopted by our Board of Directors. Prior to a Public Listing, the full Board of Directors, currently consisting of Mr. Trawick and Mr. Dietrich, performs the functions that would otherwise be delegated to the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

Corporate Governance

Code of Business Conduct and Ethics

Our Board of Directors has prospectively adopted a Code of Business Conduct and Ethics that will apply to all directors, officers, and employees, as well as certain contractors and consultants. The Code of Business Conduct and Ethics will become effective upon a Public Listing.

Insider Trading Policy

We have prospectively adopted an Insider Trading Policy that will apply to all directors, officers, employees, and certain consultants and contractors, as well as their family members and entities they control. The Insider Trading Policy will become effective upon a Public Listing.

Whistleblower Policy

We have prospectively adopted a Whistleblower Policy that provides a process for employees and others to report good-faith concerns about suspected violations of laws, ethics, or Company policies. The Whistleblower Policy will become effective upon a Public Listing.

Compensation Recovery (Clawback) Policy

In contemplation of compliance with Nasdaq listing standards, we have prospectively adopted a compensation recovery policy (the “Clawback Policy”) that will require the Company to recover erroneously awarded incentive-based compensation from current and former executive officers in the event of a financial restatement. The Clawback Policy will become effective upon a Public Listing.

Family Relationships

There are no family relationships among any of our directors or executive officers.

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Involvement in Certain Legal Proceedings

There are no legal proceedings involving any of our directors or executive officers that are required to be disclosed pursuant to applicable rules of the Securities and Exchange Commission.

Arrangements between Officers and Directors

Except as set forth below, none of our directors were selected pursuant to any arrangement or understanding with any person other than with our directors acting in their capacity as such.

Trawick Side Letter. On July 21, 2025, the Company entered into a Side Letter Agreement with Mr. Trawick (the “Trawick Side Letter”) pursuant to which, for so long as Mr. Trawick beneficially owns shares representing at least 33.34% of the voting power of the Company’s outstanding common stock, Mr. Trawick has the right to (i) designate one member of the Board of Directors (which person may be Mr. Trawick himself or another individual of his choosing) and (ii) at his election, serve as Chairperson of the Board of Directors. The designation right under the Trawick Side Letter is independent of Mr. Trawick’s role as a stockholder and survives any reduction in his voting power so long as he remains above the 33.34% threshold. The Trawick Side Letter may be terminated by mutual agreement or, automatically, if Mr. Trawick ceases to hold at least 33.34% of the Company’s voting power, and is subject to the rules of any national securities exchange on which the Company’s common stock is listed. The foregoing description is qualified in its entirety by reference to the Trawick Side Letter, a copy of which is filed as Exhibit 6.3 to this Annual Report.

Executive Compensation

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by our three highest-paid executive officers for services rendered during the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Travis Trawick	2025	142,509	—	19,219	161,728
Chief Executive Officer and Chairman	2024	60,609	—	24,425	85,034
Isaac Dietrich(2)	2025	113,647	120,900	—	234,547
Chief Financial Officer
Ryan Deal(2)	2025	106,703	30,000	1,200	137,903
General Counsel and Secretary

(1)	Stock awards reflect the aggregate grant-date fair value of restricted stock awards granted during the fiscal year, computed in accordance with FASB ASC Topic 718.
(2)	Mr. Dietrich and Mr. Deal commenced service in their current officer roles in 2025 and were not named executive officers in 2024.

Narrative Disclosure to Summary Compensation Table

Travis Trawick. We entered into an employment agreement with Mr. Trawick effective July 1, 2025 (the “Trawick Employment Agreement”). The Trawick Employment Agreement provides for an annual base salary, eligibility for an annual discretionary bonus, and participation in the Company’s benefit programs consistent with those provided to similarly situated executive officers.

Isaac Dietrich. We entered into an employment agreement with Mr. Dietrich effective December 8, 2025 (the “Dietrich Employment Agreement”), pursuant to which he serves as our Chief Financial Officer. The Dietrich Employment Agreement provides for an annual base salary, an initial restricted stock award, eligibility for an annual discretionary bonus, and participation in the Company’s benefit programs.

Ryan Deal. We entered into an employment agreement with Mr. Deal effective September 1, 2025 (the “Deal Employment Agreement”), pursuant to which he serves as our General Counsel and Secretary. The Deal Employment Agreement provides for an annual base salary, an initial restricted stock award, eligibility for an annual discretionary bonus, and participation in the Company’s benefit programs.

2025 Long-Term Incentive Plan (the “Founders Share Plan”)

Holders of a majority of the issued and outstanding shares of Common Stock approved the adoption of a 2025 Long-Term Incentive Plan (the “Founders Share Plan”), providing the Company with the ability to utilize various forms of equity-based and cash-based incentive awards to recruit, retain, and motivate key personnel, contractors, and non-employee directors. The Founders Share Plan is administered by the Board of Directors prior to a Public Listing; upon a Public Listing, the Compensation Committee of our Board of Directors will assume administrative authority. There are currently 257,500 shares of Common Stock reserved for future issuance under the Founders Share Plan.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth, as of May 26, 2026, certain information with respect to the beneficial ownership of our voting stock by (i) each director and executive officer of FullPAC, Inc. and (ii) all of our directors and executive officers as a group. We are not aware of any other person or group of affiliated persons that beneficially owns more than five percent of our outstanding Common Stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes below, the persons listed in the table are believed by us to have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Percentage of beneficial ownership is computed on the basis of 21,674,138 shares of Common Stock issued and outstanding as of May 26, 2026 (consisting of 21,461,758 restricted shares and 212,380 shares sold in our Regulation A offering).

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Directors and Officers
Travis Trawick(2)	11,803,263	54.46%
Isaac Dietrich(3)	2,015,000	9.30%
Ryan Deal(4)	500,000	2.31%
Daniel Flowers(5)	500,000	2.31%
Hector Garcia(6)	250,000	1.15%
All directors and executive officers as a group (5 persons)	15,068,263	69.52%

(1)	Unless otherwise noted, the business address of each of those listed in the table is c/o FullPAC, Inc., 1206 Laskin Road, Suite 201-o, Virginia Beach, Virginia 23451.
(2)	Consists of 11,803,263 shares of Common Stock.
(3)	Consists of 2,015,000 shares of Common Stock.
(4)	Consists of 500,000 shares of Common Stock.
(5)	Consists of 500,000 shares of Common Stock.
(6)	Consists of 250,000 shares of Common Stock.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The percentage of beneficial ownership shown above is computed on the basis of 21,674,138 shares of Common Stock issued and outstanding as of May 26, 2026. The Company has no stock options outstanding. 10,380 placement agent warrants are outstanding at an exercise price of $6.25 per share; these warrants are not included in the table because they are not currently exercisable. All shares of Common Stock listed in the table above are subject to the lock-up and leak-out restrictions contained in our form of Lock-Up / Leak-Out Agreement dated November 21, 2025, by and among the Company, the Holder, and Dawson James Securities, Inc., as Placement Agent, which restrictions remain in effect through November 3, 2026, the date of the 2026 U.S. Midterm Elections (subject to the leak-out price tiers and other terms of that agreement). 3,196,737 shares previously held by Mr. Trawick were released from the lock-up in connection with the Founder Share Sale on April 24, 2026. See “Item 5. Interest of Management and Certain Persons in Certain Transactions” for additional information.

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ITEM 5. INTEREST OF MANAGEMENT AND CERTAIN PERSONS IN CERTAIN TRANSACTIONS

General

Other than the transactions discussed below, and the executive compensation arrangements described in the section titled “Executive Compensation,” since January 1, 2024, there was not, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party for which the amount involved exceeds or will exceed the lesser of (i) $120,000 and (ii) one percent of the average of the Company’s total assets at year-end for the fiscal years ended December 31, 2025 and 2024 and in which any director, executive officer, any nominee for election as a director, any holder that beneficially owns more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest (any such transaction, a “related party transaction”).

Related Party Transactions

Employment Agreements

We have entered into written employment agreements with certain of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Nevada law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

We also maintain an insurance policy that insures our directors and executive officers against certain liabilities, including liabilities arising under applicable securities laws.

Dividend Payments

Prior to the consummation of the FullPAC Merger described below, RoboCent, Inc. made a cash dividend distribution to Mr. Trawick, its then-sole stockholder, during the year ended December 31, 2024 in the amount of $10,025. Following the FullPAC Merger in June 2025, RoboCent has been a wholly owned subsidiary of the Company, and distributions between RoboCent and the Company are eliminated in consolidation and are not reported as related-party transactions at the Company’s consolidated level.

FullPAC Merger

On June 26, 2025, Mr. Trawick, the sole shareholder of RoboCent, Inc., approved an Agreement and Plan of Merger with FullPAC, Inc. FullPAC, Inc. was incorporated in the State of Nevada on June 25, 2025 by Mr. Trawick. Pursuant to the Agreement and Plan of Merger, Mr. Trawick received the same class and number of shares of stock in FullPAC, Inc. as he previously held in RoboCent, Inc., FullPAC, Inc. became the sole shareholder of RoboCent, Inc., and RoboCent, Inc. became a wholly owned subsidiary of FullPAC, Inc. The transaction was accounted for as a common-control transaction.

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Seed Notes

In connection with our issuances from June through September 2025 of the Seed Notes, certain of our executive officers (or their immediate family members) and directors (upon a Public Listing) purchased Seed Notes with principal amounts aggregating to approximately $268,643 for a purchase price of $255,850, certain of which with principal of $63,525 were redeemed from January 1 to May 22, 2026 for $351,100, inclusive of $5,080 in accrued interest and a redemption premium of $282,495 under the terms of the Seed Notes.

The Seed Notes mature on December 31, 2026, bear interest at 15% per year, were issued with a 5% original issue discount and are secured by all assets of the Company. In the event the Company enters into a qualified financing event as defined in the agreement, in which the Company receives gross proceeds of at least $2,500,000, the Company shall apply 50% of the proceeds from such offering to redeem the Seed Notes. The cash redemption amount payable to each holder in connection with such Qualified Financing Redemption shall be equal to the product of (I) the post-money valuation of the Company following such Qualified Financing and (II) the quotient of (x) the outstanding note balance of the Seed Note held by such holder on the date of such Qualified Financing Redemption and (y) the lower of (i) the product of 0.8 and the post-money valuation of the Company following such Qualified Equity Financing and (ii) $7 million (such amount redeemed, the “Qualified Financing Redemption Amount”); provided, however, that the Qualified Financing Redemption Amount paid to any holder shall not be greater than five hundred percent (500%) of the outstanding note balance of the Seed Note held by such holder on the date of such Qualified Financing Redemption. The Seed Note does not grant the holder any equity, conversion rights, or ownership in the Company. The Seed Notes and any accrued and unpaid interest are due and payable in the event of a change of control of the Company.

●	Travis Trawick, our Co-Founder, Chief Executive Officer and Chairman, purchased Seed Notes with principal amounts aggregating to $52,500 for a purchase price of $50,000.
●	Isaac Dietrich, our Co-Founder, Chief Financial Officer and Director, purchased a Seed Note with a principal amount of $52,500 for a purchase price of $50,000.
●	Ryan Deal, our General Counsel and Secretary, purchased a Seed Note with a principal amount of $21,000 for a purchase price of $20,000.
●	Daniel Flowers, our Chief Technology Officer and Chief Operations Officer, purchased Seed Notes with principal amounts aggregating to $15,750 for a purchase price of $15,000.
●	Hector Garcia, our Chief Revenue Officer, purchased Seed Notes with principal amounts aggregating to $10,500 for a purchase price of $10,000. Mr. Garcia was appointed Chief Revenue Officer effective January 1, 2026 and was not a related party at the time of his purchase or as of December 31, 2025, and his Seed Note is therefore not included in the aggregate principal and purchase-price amounts described above.
●	Brian Trawick, an immediate family member of our Chief Executive Officer, purchased Seed Notes with principal amounts aggregating to $21,000 for a purchase price of $20,000, which was redeemed for $118,095, inclusive of the principal balance together with accrued interest of $1,563 and a $95,532 Qualified Redemption Premium.
●	Laurence Benson, an immediate family member of our Chief Executive Officer, purchased a Seed Note with a principal amount of $10,500 for a purchase price of $10,000.
●	Michele Moxey, an immediate family member of our Chief Executive Officer, purchased Seed Notes with principal amounts aggregating to $15,750 for a purchase price of $15,000.
●	Gilbert Dietrich, an immediate family member of our Chief Financial Officer, purchased Seed Notes with principal amounts aggregating to $17,325 for a purchase price of $16,500, of which $11,025 was redeemed for $60,663, inclusive of the principal balance together with accrued interest of $555 and a $49,083 Qualified Redemption Premium.
●	April Dietrich, an immediate family member of our Chief Financial Officer, purchased a Seed Note with a principal amount of $4,568 for a purchase price of $4,350.
●	Leslie Deal, an immediate family member of our General Counsel and Secretary, purchased a Seed Note with a principal amount of $21,000 for a purchase price of $20,000, which was redeemed for $116,500, inclusive of the principal balance together with accrued interest of $2,339 and a $93,211 Qualified Redemption Premium.
●	Joanna Dodd Massey, our lead independent director-elect, purchased a Seed Note with a principal amount of $26,250 for a purchase price of $25,000.
●	Robert Steele, our independent director-elect, purchased a Seed Note with a principal amount of $10,500 for a purchase price of $10,000, which was redeemed for $55,792, inclusive of the principal balance together with accrued interest of $623 and a $55,669 Qualified Redemption Premium.

The Company recognized amortization of debt discount and interest expense on related-party notes of $3,531 and $15,838, respectively, during the year ended December 31, 2025. As of December 31, 2025, the balance of the related-party Seed Notes was $264,631, net of unamortized debt discount of $9,524 and accrued interest of $15,837.

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During the three months ended March 31, 2026, the Company redeemed Seed Notes held by related parties in the principal amount of $10,500, together with accrued interest of $623, for $55,792, inclusive of a $55,669 redemption premium under the terms of the Seed Notes. The Company recognized amortization of debt discount on related-party notes of $2,590 and interest expense of $10,183 during the three months ended March 31, 2026. As of March 31, 2026, the balance of the related-party Seed Notes was $276,853, net of unamortized debt discount of $6,686 and accrued interest of $25,397.

From April 1 to May 22, 2026, the Company redeemed Seed Notes held by related parties in the principal amount of $53,025, together with accrued interest of $4,457, for $295,309, inclusive of a $237,827 redemption premium under the terms of the Seed Notes. The Company recognized amortization of debt discount on related-party notes of $1,543 and interest expense of $3,177 from April 1 to May 15, 2026. As of May 15, 2026, the balance of the related-party Seed Notes was $224,092, net of unamortized debt discount of $5,143 and accrued interest of $24,117.

Regulation A Subscriptions

Since January 1, 2024, certain related parties have purchased shares of our Common Stock in our ongoing Regulation A offering at the prevailing offering price of $5.00 per share on the same terms as unaffiliated investors. The aggregate Regulation A purchases by related parties since January 1, 2024 are set forth below.

●	Leslie Deal, an immediate family member of our General Counsel and Secretary, purchased 2,000 shares for $10,000 on December 19, 2025 and has a pending subscription funded in escrow for an additional 19,224 shares for $96,220.
●	Brian Trawick, an immediate family member of our Chief Executive Officer, purchased an aggregate of 16,000 shares for $80,000 from December 19, 2025 to May 7, 2026.
●	Robert Steele, our independent director-elect, purchased 4,000 shares for $20,000 on January 27, 2026.
●	Gilbert Dietrich, an immediate family member of our Chief Financial Officer, purchased 10,000 shares for $50,000 on May 7, 2026.

Short-Term Loan from Isaac Dietrich

In March 2026, Mr. Dietrich, our Chief Financial Officer and a member of our Board of Directors, loaned the Company $14,980 on a short-term, unsecured basis at 0% interest. The loan was repaid in cash in April 2026. Our Board of Directors approved the loan and determined that its terms were more favorable to the Company than terms that would have been available from an unrelated party.

Short-Term Loan from Travis Trawick

In April 2026, Mr. Trawick, our Chief Executive Officer and Chairman of the Board of Directors, loaned the Company $4,700 on a short-term, unsecured basis at 0% interest. The loan was repaid in cash in May 2026. Our Board of Directors approved the loan and determined that its terms were more favorable to the Company than terms that would have been available from an unrelated party.

Founder Share Sale

On April 24, 2026, Mr. Trawick, our Chief Executive Officer and Chairman of the Board of Directors, sold an aggregate of 3,196,737 shares of Common Stock to the same accredited investors that were purchasers in the April 2026 Private Placement, for a purchase price of $0.10 per share and aggregate gross proceeds to Mr. Trawick of approximately $320,000. The Company was not a party to the Founder Share Sale and did not receive any proceeds.

Director-Elect Participation in April 2026 Private Placement

In the April 2026 Private Placement and Founder Share Sale, our independent director-elect Jason Adelman purchased 9,183 newly issued shares of Common Stock from the Company for $45,915 and 40,817 shares from Mr. Trawick in the Founder Share Sale for $4,081.70, for a total of 50,000 shares at a blended price of approximately $1.00 per share.

Consulting and Equity Arrangements with Trey Trawick

On April 14, 2026, the Company entered into a Consulting Agreement with Trey Trawick, an immediate family member of Mr. Trawick, for AI consulting services at $5,000 per month. On April 18, 2026, the Company granted Mr. Trey Trawick a Restricted Stock Award for 10,000 shares from the Founders Share Plan in connection with services rendered. Our Board of Directors approved the consulting arrangement and determined that its terms were more favorable to the Company than terms that would have been available from an unrelated party.

28

Cash Bonus to Daniel Flowers

In April 2026, the Company paid Mr. Flowers, our Chief Technology Officer and Chief Operations Officer, a cash bonus of $35,911.12 to offset tax liabilities arising from prior equity grants and in recognition of substantial additional work in connection with the 2026 Pollies Conference.

Policies and Procedures for Approval of Related Party Transactions

If we contemplate entering into any transaction with a related party, regardless of the amount involved, the terms of such transaction are required to be presented to our Board for approval in advance of the transaction. Any director, officer or employee who becomes aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest is required to disclose the matter promptly to our Board. Our Board must then either approve or reject the transaction and may only approve the transaction if it determines, based on all of the information presented, that the related party transaction is not inconsistent with the best interests of the Company and its stockholders.

We have adopted a formal written Related Party Transaction Policy to be effective upon a Public Listing. Pursuant to its charter and upon a Public Listing, our Audit Committee will be responsible for reviewing and approving or ratifying any transaction between the Company and any related person that is required to be disclosed under the rules of the SEC. Directors and officers are required to obtain prior authorization from the Audit Committee before entering into any transaction that may pose a conflict of interest.

ITEM 6. OTHER INFORMATION

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of business. As of the date of this Annual Report on Form 1-K, we are not a party to any material pending legal proceedings.

Recent Sales of Unregistered Securities

The following sets forth information regarding securities sold by the Company since January 1, 2024 in transactions not registered under the Securities Act of 1933, as amended (the “Securities Act”), other than securities issued in our ongoing Regulation A offering.

●	RoboCent/FullPAC Merger. On June 26, 2025, in connection with the merger of RoboCent, Inc. into FullPAC, Inc., the Company issued Common Stock to Mr. Trawick (then the sole stockholder of RoboCent) in exchange for his RoboCent shares. The issuance was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.
●	2025 Long-Term Incentive Plan grants. During 2025 and through the date of this report, the Company granted aggregate restricted stock awards to employees, contractors, non-employee directors, and consultants under the 2025 Long-Term Incentive Plan (the “Founders Share Plan”). The Founders Share Plan reserve was increased to 6,000,000 shares on September 26, 2025; as of the date of this report, 257,500 shares remain available for future issuance. The issuances were exempt from registration pursuant to Rule 701 and/or Section 4(a)(2) of the Securities Act.
●	Senior Secured Notes (Seed Notes). From June through September 2025, RoboCent, Inc., the Company’s wholly owned subsidiary, issued the Seed Notes in an aggregate principal amount of approximately $1,250,000. The issuances were exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act.
●	December 2025 Private Placement. On December 19, 2025, the Company issued and sold 40,000 shares of Common Stock to a single accredited institutional investor at $5.00 per share for aggregate consideration of $200,000. The issuance was exempt from registration pursuant to Rule 506(c) of Regulation D under the Securities Act.
●	January 2026 Private Placement. On January 6, 2026, the Company issued and sold 160,000 shares of Common Stock to the same accredited institutional investor at $5.00 per share for aggregate consideration of $800,000. The issuance was exempt from registration pursuant to Rule 506(c) of Regulation D under the Securities Act.
●	April 2026 Private Placement. On April 24, 2026, the Company issued and sold an aggregate of 519,258 shares of Common Stock to 14 accredited investors at $5.00 per share for aggregate consideration of $2,596,290. The issuance was exempt from registration pursuant to Rule 506(c) of Regulation D under the Securities Act.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Issuer Purchases of Equity Securities

None.

29

ITEM 7. FINANCIAL STATEMENTS

The audited consolidated financial statements of FullPAC, Inc. and its subsidiaries as of December 31, 2025 and 2024, and for the years then ended, together with the report thereon of M&K CPAs, PLLC, independent registered public accounting firm (PCAOB ID No. 2738), are set forth in Part F/S of this Annual Report on Form 1-K and are incorporated herein by reference.

30

ITEM 8. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 1-K, or incorporated herein by reference:

Exhibit No.	Description
2.1	Articles of Incorporation of FullPAC, Inc., dated June 25, 2025 (incorporated by reference to Exhibit 2.1 of the Form 1-A Offering Statement filed September 8, 2025).
2.2	Bylaws of FullPAC, Inc. (incorporated by reference to Exhibit 2.2 of the Form 1-A Offering Statement filed September 8, 2025).
2.3	Membership Interest Purchase Agreement by and among FullPAC, Inc., Advocacy Lab LLC, and the founders of Advocacy Lab LLC, dated September 29, 2025 (incorporated by reference to Exhibit 2.3 of the Form 1-A/A Offering Statement filed September 29, 2025).
2.4	Asset Purchase Agreement, dated January 5, 2026, by and among FullPAC, Inc., GOVT, Inc., Govtext, LLC, and Elnatan Rudolph. †
4.2	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Form 1-A/A Offering Statement filed September 29, 2025).
6.1	Form of Senior Secured Promissory Note (Seed Notes) (incorporated by reference to Exhibit 3.1 of the Form 1-A Offering Statement filed September 8, 2025).
6.2	FullPAC, Inc. 2025 Long-Term Incentive Plan and form of equity grant thereunder (incorporated by reference to Exhibit 6.8 of the Form 1-A Offering Statement filed September 8, 2025).
6.3	Side Letter, dated as of July 21, 2025, by and between FullPAC, Inc. and Travis Trawick (incorporated by reference to Exhibit 6.10 of the Form 1-A Offering Statement filed September 8, 2025).
6.4	Amended and Restated Employment Agreement, dated November 20, 2025, between FullPAC, Inc. and Daniel Flowers (incorporated by reference to Exhibit 6.4 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.5	Employment Agreement, dated July 1, 2025, between FullPAC, Inc. and Travis Trawick (incorporated by reference to Exhibit 6.1 of the Form 1-A Offering Statement filed September 8, 2025).
6.6	Employment Agreement, dated September 1, 2025, between FullPAC, Inc. and Ryan Deal (incorporated by reference to Exhibit 6.3 of the Form 1-A Offering Statement filed September 8, 2025).
6.7	Employment Agreement, dated December 8, 2025, between FullPAC, Inc. and Isaac Dietrich (incorporated by reference to Exhibit 6.2 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.8	Employment Agreement, dated December 30, 2025, between FullPAC, Inc. and Hector Garcia. †
6.12	Promissory Note, dated March 31, 2026, between RoboCent, Inc. and Isaac Dietrich. †
6.13	Promissory Note, dated April 10, 2026, between RoboCent, Inc. and Travis Trawick. †
6.14	Form of Lock-Up / Leak-Out Agreement, dated November 21, 2025 (incorporated by reference to Exhibit 6.14 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.15	Loan Agreement, dated October 7, 2025, between RoboCent, Inc. and Stripe Servicing, Inc. (First Stripe Capital Loan) (incorporated by reference to Exhibit 6.15 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.16	Term Loan Agreement, dated October 17, 2025, between FullPAC, Inc. and ODK Capital, LLC (OnDeck Term Loan) (incorporated by reference to Exhibit 6.16 of the Form 1-A/A Offering Statement filed November 24, 2025).
6.17	Lock-Up Waiver Agreement, dated April 24, 2026, by and among FullPAC, Inc., Travis Trawick, and Dawson James Securities, Inc. (incorporated by reference to Exhibit 6.4 of the Form 1-U filed April 29, 2026).
6.18	Form of Securities Purchase Agreement, dated December 19, 2025, between FullPAC, Inc. and the investor identified therein (December 2025 Private Placement). †
6.19	Form of Securities Purchase Agreement, dated January 6, 2026, between FullPAC, Inc. and the investor identified therein (January 2026 Private Placement). †
6.20	Form of Securities Purchase Agreement, dated April 24, 2026, between FullPAC, Inc. and the investors identified therein (April 2026 Private Placement) (incorporated by reference to Exhibit 6.1 of the Form 1-U filed April 29, 2026).
6.21	Business Line of Credit Agreement, dated February 11, 2026, between FullPAC, Inc. and Headway Capital, LLC. †
6.22	Standard Merchant Cash Advance Agreement, dated February 11, 2026, by and among FullPAC, Inc., RoboCent, Inc., Advocacy Lab LLC, GOVT, Inc., and Pristine Capital Partners LLC. †
6.23	Future Receipts Sale Agreement, dated March 10, 2026, between FullPAC, Inc. and Forward Financing LLC. †
6.24	Loan Agreement, dated December 11, 2025, between RoboCent, Inc. and Stripe Servicing, Inc. (Second Stripe Capital Loan). †
6.25	Loan Agreement, dated March 11, 2026, between RoboCent, Inc. and Stripe Servicing, Inc. (Third Stripe Capital Loan). †
6.26	Loan Agreement, dated February 6, 2026, between Advocacy Lab LLC and Stripe Servicing, Inc. (Advocacy Lab Stripe Capital Loan). †
6.27	Consulting Agreement, dated April 14, 2026, between FullPAC, Inc. and Trey Trawick. †
6.28	Independent Referral Partner Agreement, dated January 5, 2026, between FullPAC, Inc. and Elnatan Rudolph. †

† Filed herewith. All other exhibits are incorporated by reference from the indicated filing.

31

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULLPAC, INC.

By:	/s/ Travis Trawick
Name:	Travis Trawick
Title:	Chief Executive Officer
Date:	May 27, 2026

This Annual Report on Form 1-K has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Travis Trawick	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	May 27, 2026
Travis Trawick
/s/ Isaac Dietrich	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	May 27, 2026
Isaac Dietrich

32

PART F/S — FINANCIAL STATEMENTS

The following audited consolidated financial statements of FullPAC, Inc. and its subsidiaries as of December 31, 2025 and 2024, and for the years then ended, together with the related notes and the report of M&K CPAs, PLLC, are filed as part of this Annual Report on Form 1-K.

FullPAC, Inc.

33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of FullPAC, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FullPAC, Inc. (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company suffered a net loss from operations and negative cash flows from operations, each of which are factors that raise substantial doubt about its ability to continue as a going concern. Management’s plans to address these challenges are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern:

Due to factors such as the net loss for the year and negative cash flows from operations, the Company evaluated the need to include a going concern qualification in the financial statements. See discussion in Note 2.

Auditing management’s determination regarding the inclusion of a going concern qualification requires significant judgement given the fact that the Company uses management estimates of future revenues and expenses, as well as assumptions about future fundraising activity, which are not able to be substantiated.

To evaluate the appropriateness of the going concern qualification, we examined and evaluated the financial information, including management’s plans to mitigate the going concern qualification, and management’s disclosure on going concern.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2025.

The Woodlands, TX

May 27, 2026

F-1

FullPAC, Inc.

Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
Assets

Current Assets:
Cash and cash equivalents	$39,407	$148,368
Accounts receivable	36,833	-
Prepaids and other current asset	16,000	-
Deferred offering cost	249,888	-
Total current assets	342,128	148,368

Noncurrent Assets:
Capitalized development Costs, net	36,024	86,594
Property and equipment, net	3,693	1,206
Intangible asset, net	144,550	-
Total noncurrent assets	184,267	87,800

Total Assets	$526,395	$236,168

Liabilities and Shareholder’s Equity (Deficit)

Current Liabilities:
Accounts payable and accrued expenses	$395,029	$51,385
Notes payable, current portion, net	233,213	75,000
Escrow liability, current portion	27,006	-
Secured notes payable, net	942,543	-
Secured notes payable, related party, net	264,684	-

Total current liabilities	1,862,475	126,385

Noncurrent Liabilities:
Escrow liability, net of current portion	54,998
Notes payable, net of current portion, net	66,220	-
Total noncurrent liabilities	121,218	-

Total Liabilities	1,983,693	126,385

Shareholder’s Equity (Deficit):
Preferred stock, $0.0001 par value, 10,000,000 shares authorized and 0 shares issued and outstanding	-	-
Common stock, $0.0001 par value, 250,000,000 shares authorized and 20,673,200 and 15,000,000 shares issued and outstanding, respectively	2,067	1,500
Additional paid in capital	371,903	(1,500)
Retained Earnings (Deficit)	(1,831,268)	109,783
Total Shareholder’s Equity (Deficit)	(1,457,298)	109,783

Total Liabilities and Shareholder’s Equity (Deficit)	$526,395	$236,168

See accompanying notes to the consolidated financial statements.

F-2

FullPAC, Inc.

Consolidated Statements of Operations

	Year ended	Year ended
	December 31, 2025	December 31, 2024

Revenue	$1,455,884	$881,051
Cost of revenue	696,758	399,404
Gross profit	759,126	481,647

Operating expenses:
General and administrative	1,520,027	203,925
Research and development	381,418	48,230
Depreciation and amortization expense	21,400	55,286
Advertising and marketing	268,380	56,318
Legal and professional	378,025	25,311

Total operating expenses	2,569,250	389,070

Income (loss) from operations	(1,810,124)	92,577

Other income (expense):
Interest expense	(123,652)	(16,479)
Other income	7,877	-

Total other income (expense)	(115,775)	(16,479)

Net income (loss) before income taxes	(1,925,899)	76,098

Income tax benefit (provision)	2,107	(2,991)

Net income (loss)	$(1,923,792)	$73,107

Net income (loss) per share - basic	$(0.12)	$0.00
Net income (loss) per share - diluted	$(0.12)	$0.00

Weighted average shares outstanding - basic	16,570,078	15,000,000
Weighted average shares outstanding - diluted	16,570,078	15,000,000

See accompanying notes to the consolidated financial statements.

F-3

FullPAC, Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2025 and 2024

	Common Stock		Additional Paid In	Retained Earnings	Total Shareholders’ Equity
	Shares	Amounts	Capital	(Deficit)	(Deficit)

Balance December 31, 2023	15,000,000	$1,500	$(1,500)	$46,701	$46,701

Dividend distribution	-	-	-	(10,025)	(10,025)

Net income	-	-	-	73,107	73,107

Balance December 31, 2024	15,000,000	1,500	(1,500)	109,783	109,783

Dividend distribution	-	-	-	(17,259)	(17,259)

Common stock issued for cash	48,200	5	36,465	-	36,470

Common stock issued for service	5,650,000	565	338,435	-	339,000

Cancellation of shares issued for service	(25,000)	(3)	(1,497)	-	(1,500)

Net loss	-	-	-	(1,923,792)	(1,923,792)

Balance December 31, 2025	20,673,200	2,067	371,903	(1,831,268)	(1,457,298)

See accompanying notes to the consolidated financial statements.

F-4

FullPAC, Inc.

Consolidated Statements of Cash Flows

	Years Ended	Years Ended
	December 31, 2025	December 31, 2024

Cash Flows from Operating Activities:
Net income (loss)	$(1,923,792)	$73,107
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt discount	37,480	-
Depreciation and amortization expense	21,400	-
Amortization of capitalized software costs	50,570	55,286
Shares issued for service	337,500	-
Changes in operating assets and liabilities:
Accounts receivable	(36,833)	-
Deferred offering costs	(249,888)	-
Prepaids and other current asset	(16,000)	-
Accounts payable and accrued expenses	343,644	(31,272)
Net cash provided by (used in) operating activities	(1,435,919)	97,121

Cash Flows from Investing Activities:
Payment of capitalized development costs	-	(65,123)
Purchase of property, plant and equipment	(3,476)	(1,206)
Net cash used in investing activities	(3,476)	(66,329)

Cash Flows from Financing Activities:
Proceeds from note payable	476,900	150,000
Payments on note payable	(273,196)	(75,000)
Payments on escrow liability	(37,957)	-
Procced from secured notes payable	929,376	-
Procced from secured notes payable, related party	261,100	-
Purchase of intangible assets through acquisition	(45,000)	-
Proceeds from common stock issued for cash	36,470	-
Dividends paid	(17,259)	(10,025)
Net cash provided by financing activities	1,330,434	64,975

Net change in cash and cash equivalents	(108,961)	95,767
Cash and cash equivalents, at beginning of period	148,368	52,601
Cash and cash equivalents, at end of period	$39,407	$148,368

Supplemental disclosures of cash flow information:
Cash paid for interest	$9,620	$16,479
Cash paid for income taxes	$2,107	$2,136

Supplemental disclosure of non-cash investing and financing activities:
Intangible asset purchased with a note payable	$119,961	$-

See accompanying notes to the consolidated financial statements.

F-5

FULLPAC, INC.

Notes to the Consolidated Financial Statements

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

FullPAC, Inc. (“FullPAC” or the “Company”) was incorporated in Nevada on June 25, 2025. The Company’s subsidiaries, RoboCent, Inc. (“RoboCent”), operates a political communications technology platform and was incorporated in the Commonwealth of Virginia on August 16, 2016, and Advocacy Lab LLC (“Advocacy Lab”), provides AI generated and optimized templates for campaign materials and was formed in Michigan on April 14, 2025.

On June 26, 2025, the sole shareholder of RoboCent approved an Agreement and Plan of Merger with FullPAC. FullPAC was incorporated by the sole shareholder of RoboCent. Pursuant to the Agreement and Plan of Merger, the sole shareholder of RoboCent received the same class and number of shares of stock in FullPAC, as he previously held in RoboCent. FullPAC became the sole shareholder of RoboCent, and RoboCent became a wholly owned subsidiary of FullPAC. The transaction was accounted for as a common control transaction under FASB ASC 805. Under ASC 805, the transaction resulted in a change in reporting entity. At the time of the merger, FullPAC had no assets nor liabilities. As a result of the transaction, the Company retrospectively combined both entities using the book value method and transferred all of RoboCent’s assets and liabilities to FullPAC.

Effective June 26, 2025, the Company conducted a forward-split such that 25,000 shares of common stock became 15,000,000 shares of common stock. The forward stock split has been retroactively adjusted throughout these consolidated financial statements and footnotes.

On September 29, 2025, the Company entered into a Membership Interest Purchase Agreement to purchase 100% of the membership interest of Advocacy Lab LLC (“Advocacy”), a Michigan limited liability company. Advocacy was formed in April 2025, and provides AI generated and optimized templates for social media, texts and direct mail. As part of the purchase agreement, the Company paid a total cash consideration of $45,000 to the Sellers and entered into an employment agreement with the Sellers. The acquisition became effective on October 1, 2025, when the control was transferred to the Company. The Company acquired all aspects of Advocacy’s business. The transaction was accounted for as a business combination transaction under ASC 805. See Note 6.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company’s fiscal year end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include software capitalization and amortization. Actual results may differ from these estimates.

Liquidity and Going Concern Uncertainty

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain equity and/or debt financing to continue operations. The Company has a net loss of $1,923,792 and a negative working capital of $1,520,347 during the year ended and as of December 31, 2025, respectively. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company is actively seeking additional funding through debt and equity offerings. Management cannot be certain that such events or a combination thereof can be achieved.

F-6

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including cash, accounts payable and accrued liabilities are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

The Company follows ASC 825-10, which permits entities to choose to measure many financial instruments and certain other items at fair value. The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2025 and 2024, the Company had no cash equivalents. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. The Company minimizes this risk by placing its cash deposits with major financial institutions. As of December 31, 2025 and 2024, the uninsured balances amounted to $0 and $0, respectively.

F-7

Accounts Receivable

Accounts receivable are comprised of unsecured amounts due from customers. The Company carries its accounts receivable at their face amounts less an allowance for credit losses. The allowance for credit losses is recognized based on management’s estimate of expected losses, based on past experience, customer creditworthiness, past transaction history with customers, current/future economic trends and conditions. As of December 31, 2025 and 2024, there was $0 of allowance for credit losses. Accounts receivable was $36,833 and $0 as of December 31, 2025 and 2024, respectively.

Revenue Recognition

The Company’s revenues are accounted for under ASC Topic 606, “Revenue From Contracts With Customers” (“ASC 606”) and generally do not require significant estimates or judgments based on the nature of the Company’s revenue streams. The Company recognizes revenue when services are realized or realizable and earned, less estimated credit losses. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable consideration.

In accordance with ASC 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company recognizes revenue in accordance with that core principle by applying the following:

●	Identification of the contract with a customer
●	Identification of the performance obligations in the contract
●	Determination of the transaction price
●	Allocation of the transaction price to the performance obligations in the contract
●	Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company primarily generates revenue by facilitating campaign messaging for political organizations, including text messages and automated calls through the Company’s technology platform. Upon effectiveness of the Company’s acquisition of Advocacy Lab, the Company also began generating monthly recurring subscription revenue for access to its platform.

The Company recognizes revenue upon the fulfillment of its performance obligations to customers, which is at a point in time when the campaign is delivered to the customers’ voter lists or the service period for a subscription has been completed. The Company recognized revenue from the subscription at the end of each month during the customers’ access to the platform. As of December 31, 2025 and 2024, the Company had a contract liability of $0 and $0, respectively, for services customers had paid for and the Company had not yet delivered. The Company’s contracts do not contain a financing component.

Disaggregation of revenues

The Company disaggregates revenue between facilitating campaign messaging and subscription revenue to Advocacy Lab, its political AI platform.

	For the Year Ended
	December 31, 2025	December 31, 2024
Campaign messaging	1,428,884	881,051
Subscription	27,000	-
	1,455,884	881,051

F-8

Cost of Revenue

Cost of revenue consists primarily of expenses related to providing our cloud-based services and professional services. These costs include payroll and related expenses for technical support and professional services personnel, data center hosting costs, software license fees, and amortization of capitalized internal-use software

Property and Equipment, net

We state property and equipment at cost or, if acquired through a business combination, fair value at the date of acquisition. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, except for our leasehold improvements, which are depreciated over the shorter of their estimated useful lives or their related lease term. Upon the sale or retirement of assets, the cost and related accumulated depreciation are removed from our accounts and the resulting gain or loss is credited or charged to income. We expense costs for repairs and maintenance when incurred.

Capitalized Software Development Cost, net

The Company capitalizes certain costs related to the development and enhancement of the Company’s platform. Such costs are amortized when placed in service, on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in product development expenses on our statements of operations. Costs incurred for enhancements that were expected to result in additional features or functionality that would generate additional revenue are capitalized and expensed over the estimated useful life of the enhancements, generally three years. The Company does not capitalize any testing or maintenance costs. The accounting for these capitalized software costs requires management to make significant judgments, assumptions and estimates related to the timing and amount of recognized capitalized software development costs. For the years ended December 31, 2025 and 2025, we capitalized $43,930 and $65,123 of costs related to the development of software applications, respectively. Amortization of capitalized software costs was $50,570 and $55,286 for the for the years ended December 31, 2025 and 2024, respectively. The balance of capitalized software was $36,024 and $86,594, net of accumulated amortization of $149,975 and $99,405 at December 31, 2025 and 2024, respectively.

The Company evaluates its capitalized software costs for impairment annually, at year-end. As of December 31, 2025, the Company determined no impairment of its capitalized software costs was warranted.

Intangible Assets

The Company accounts for acquired intangible assets in accordance with ASC 350, “Intangibles - Goodwill and Other”. The Company amortizes acquired definite-lived intangible assets over their estimated useful lives. Other indefinite-lived intangible assets are not amortized but subject to annual impairment tests.

Long-lived Assets

In accordance with ASC 360 “Property Plant and Equipment,” the Company reviews the carrying value of intangibles subject to amortization and long-lived assets for impairment throughout the year or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Impairment of Long-lived Assets

The Company evaluates its long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of a long-lived asset is measured by comparison of the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

F-9

Deferred Offering Costs

Deferred offering costs consist of specific expenses directly attributable to the Company’s offering, including legal, accounting, printing, underwriter fees, and filing fees. These costs are capitalized as incurred in accordance with the guidance under ASC 340-10-S99-1. Subsequent to the successful completion of the offering, deferred offering costs will be offset against the closing proceeds and reclassified to additional paid-in capital. During the year ended December 31, 2025, the Company recorded deferred offering costs of $249,888. During the year ended December 31, 2025, the Company offset $1,452 of the deferred offering cost against additional paid-in capital.

Leases

Leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease payments for these leases are recognized as an expense on a straight-line basis over the lease term.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $268,380 and $56,318 for the years ended December 31, 2025 and 2024, respectively.

Research and Development

Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, certain contract services and other related costs. Research and development costs are expensed to operations as incurred.

Stock-based Compensation

Employee and non-employee share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Forfeitures are accounted for as they occur, and any unrecognized compensation cost for an award is reversed in the period that the award is forfeited.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of December 31, 2025 and 2024, the Company had no potentially dilutive shares and options.

Business Combinations

Our business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations” (“ASC 805”). Under the acquisition method, we recognize 100% of the assets we acquire and liabilities we assume, regardless of the percentage we own, at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of the net assets and other identifiable intangible assets we acquire is recorded as goodwill. To the extent the fair value of the net assets we acquire, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. The assets we acquire, and liabilities we assume from contingencies, are recognized at fair value if we can readily determine the fair value during the measurement period. The operating results of businesses we acquire are included in our consolidated statement of operations from the date of acquisition. Acquisition-related costs are expensed as incurred.

F-10

Income Taxes

The Company is organized as a C-Corporation. Prior to its reorganization in June 2025, RoboCent was a corporation and elected to be taxed as S-Corporation for state and federal tax purposes, a structure in which income taxes are not payable by the Company. The shareholder(s) of S-Corporations are taxed individually on their applicable share of earnings.

The Company accounts for income taxes in accordance with ASC 740, which requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax positions as of December 31, 2025.

As of December 31, 2025 and 2024, the Company owed Virginia state income taxes of $0 and $2,991, respectively related to pass through entity tax.

Segment Reporting

The Company manages its operations as a single segment for the purpose of assessing performance and making operating decisions. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM allocates resources and evaluates the performance of the Company using information about combined net income from operations. All significant operating decisions are based upon an analysis of the Company as one operating segment, which is the same as its reporting segment.

Recent Accounting Pronouncements

Income Taxes

In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires enhanced disclosures surrounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company for annual periods beginning January 1, 2025 on a prospective basis, with retrospective application permitted for all prior periods presented. The Company adopted ASU 2023-09 for the annual period ending December 31, 2025 with no material impact of this guidance on its disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires specified information about certain costs and expenses be disclosed in the notes to the condensed consolidated financial statements, including the expense caption on the face of the income statement in which they are disclosed, in addition to a qualitative description of remaining amounts not separately disaggregated. Entities will also be required to disclose their definition of “selling expenses” and the total amount in each annual period. The standard is effective for the Company for annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with updates applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

F-11

Credit Losses

In July, 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides updates related to CECL guidance for certain short-term receivables. The ASU is effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of this guidance on its disclosures.

Intangibles—Goodwill and Other—Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to modernize the accounting for the costs of internal-use software. The amendments remove all references to prescriptive and sequential development stages and, instead, require an entity to start capitalizing software costs when management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period with the amendments to be applied using a prospective, modified or retrospective transition approach. The Company is currently evaluating the impact provided by the new standard.

NOTE 3 – SECURED NOTES PAYABLE

Senior Secured Business Loan Agreement

During the year ended December 31, 2025, the Company entered into a series of Senior Secured Promissory Notes with investors (the “Notes”) for an aggregate principal amount of $975,845 with the Company receiving cash proceeds of $929,376. The Company recognized debt discount of $46,469 at the issuance of the notes. The Notes mature on December 31, 2026, bear interest at 15% per year, were issued with a 5% original issue discount and are secured by all assets of the Company. In the event the Company enters into a qualified financing event as defined in the agreement, in which the Company receives gross proceeds of at least $2,500,000, the Company shall apply 50% of the proceeds from such offering to redeem the Notes. The cash redemption amount payable to each holder in connection with such Qualified Financing Redemption shall be equal to the product of (I) post-money valuation of the Company following such Qualified Financing and (II) the quotient of (x) the outstanding note balance of the Note held by such holder on the date of such Qualified Financing Redemption and (y) the lower of (i) the product of 0.8 and the post-money valuation of the Company following such Qualified Equity Financing and (ii) $7 million (such amount redeemed, the “Qualified Financing Redemption Amount”); provided, however, that the Qualified Financing Redemption Amount paid to any holder shall not be greater than five hundred percent (500%) of the Outstanding Note Balance of the Note held by such holder on the date of such Qualified Financing Redemption. The Note does not grant the Holder any equity, conversion rights, or ownership in the Company. The Notes and any accrued and unpaid interest are due and payable in the event of a change of control of the Company.

F-12

The Company recognized amortization of debt discount of $13,167 during the year ended December 31, 2025. As of December 31, 2025, the principal balance of the Senior Secured Notes was $942,543, net of unamortized debt discount of $33,302.

On May 10, 2024, the Company entered into a secured business loan agreement in the principal amount of $150,000 bearing a variable interest rate based on changes on the 1 Month Term Secured Overnight Financing Rate index, or 14.30% to 15.33%, with a maturity date of May 10, 2025. The note is secured by all assets of the Company. During the years ended December 31, 2025 and 2024, the Company made principal payments of $75,000 and $0, respectively, along with interest payments of $5,345 and $12,774, respectively. As of December 31, 2025, the note had a principal balance of $0, with accrued interest of $0. As of December 31, 2024, the note had a principal balance of $75,000, with accrued interest of $0.

NOTE 4 – NOTES PAYABLE

Stripe Capital Loans

On October 7, 2025, the Company entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $123,400 with a fixed interest fee of $12,957, which was recognized as a debt discount, for a total repayment amount of $136,357 (the “First Stripe Capital Loan”). The First Stripe Capital Loan was secured by substantially all of the assets of the Company. The Stripe Capital Loan was repaid by withholding 25% of client payments to us that were processed through the Stripe payment processing platform, subject to minimum payments of $15,151 every 60 days with the ability repay the outstanding balance of the Stripe Capital Loan in full or in part at any time without penalty.

The Company repaid the principal balance of First Stripe Capital Loan in the amount of $123,400 with accrued fees of $12,957 during the year ended December 31, 2025. There Company recognized amortization of debt discount of $12,957 during the year ended December 31, 2025. As of December 31, 2025, the principal balance of First Stripe Capital Loan was $0 with an unamortized debt discount of $0.

On December 11, 2025, we entered into a Loan Agreement with Stripe Servicing, Inc. and Celtic Bank pursuant to the Stripe Capital Program with a loan amount of $153,500 and a fixed interest fee of $14,736, which was recognized as a debt discount, for a total repayment amount of $168,236 (the “Second Stripe Capital Loan”). The First Stripe Capital Loan was secured by substantially all of the assets of the Company. The Stripe Capital Loan was repaid by withholding 25% of client payments to us that were processed through the Stripe payment processing platform, subject to minimum payments of $18,693 every 60 days with the ability repay the outstanding balance of the Stripe Capital Loan in full or in part at any time without penalty.

The Company made payments in the amount of $25,563 on the Second Stripe Capital Loan principal balance and $2,454 of accrued fees. during the year ended December 31, 2025. There Company recognized amortization of debt discount of $2,454 during the year ended December 31, 2025. As of December 31, 2025, the principal balance of First Stripe Capital Loan was $127,937, of which $112,157 was in short-term liability. As of December 31, 2025, the unamortized debt discount was $12,282.

OnDeck Term Loan

On October 17, 2025, the Company entered into a Term Loan Agreement with ODK Capital, LLC with a principal amount of $200,000 and an interest of 31.9% or fixed interest fee of $63,780, which was recognized as a debt discount, for a total repayment amount of $263,780 (the “OnDeck Term Loan”). The OnDeck Term Loan has an 18 month term and is scheduled to be repaid in 78 weekly payments of $3,382. The OnDeck Term Loan is secured by a blanket lien on substantially all of the assets of the Company and is guaranteed by Travis Trawick, our Chief Executive Officer. If we repay the OnDeck Term Loan in whole prior to its maturity, the remaining interest expense shall be reduced by 25%.

F-13

The Company made payments in the amount of $33,821 on the OnDeck Term Loan during the year ended December 31, 2025. As of December 31, 2025, the principal balance of OnDeck Term Loan was $171,796, of which $121,056 was in short-term liability. As of December 31, 2025, the unamortized debt discount was $58,483.

NOTE 5 – RELATED PARTY TRANSACTIONS

Dividend Distribution

The Company’s wholly-owned subsidiary RoboCent made regular cash dividend distributions to the Company’s sole shareholder. During the years ended December 31, 2025 and 2024, the Company made dividend distributions in the amount of $17,259 and $10,025, respectively.

Secured Notes Payable

During the year ended December 31, 2025, the Company entered into a series of Senior Secured Promissory Notes with related-party investors (the “Notes”) for an aggregate principal amount of $274,155 with the Company receiving cash proceeds of $261,100. The Company recognized debt discount of $13,055 at the issuance of the notes. The Notes mature on December 31, 2026, bear interest at 15% per year, were issued with a 5% original issue discount and are secured by all assets of the Company. In the event the Company enters into a qualified financing event as defined in the agreement, in which the Company receives gross proceeds of at least $2,500,000, the Company shall apply 50% of the proceeds from such offering to redeem the Notes. The cash redemption amount payable to each holder in connection with such Qualified Financing Redemption shall be equal to the product of (I) post-money valuation of the Company following such Qualified Financing and (II) the quotient of (x) the outstanding note balance of the Note held by such holder on the date of such Qualified Financing Redemption and (y) the lower of (i) the product of 0.8 and the post-money valuation of the Company following such Qualified Equity Financing and (ii) $7 million (such amount redeemed, the “Qualified Financing Redemption Amount”); provided, however, that the Qualified Financing Redemption Amount paid to any holder shall not be greater than five hundred percent (500%) of the Outstanding Note Balance of the Note held by such holder on the date of such Qualified Financing Redemption. The Note does not grant the Holder any equity, conversion rights, or ownership in the Company. The Notes and any accrued and unpaid interest are due and payable in the event of a change of control of the Company.

The Company recognized amortization of debt discount on related-party notes of $3,531 during the year ended December 31, 2025. As of December 31, 2025, the principal balance of the related-party Senior Secured Notes was $264,631, net of unamortized debt discount of $9,524.

NOTE 6 – ACQUISITION

On September 29, 2025, the Company entered into a Membership Interest Purchase Agreement to purchase 100% of the membership interest of Advocacy Lab LLC (“AL” or “Advocacy”), a Michigan limited liability company. Advocacy was formed in April 2025. As part of the purchase agreement, the Company paid a total cash consideration of $45,000 to the Sellers and entered into an employment agreement with the Sellers (the “AL Employment Agreements”). The acquisition became effective on October 1, 2025, when the control was transferred to the Company.

The AL Employment Agreements entitled each of the AL Founders to receive a signing bonus of $75,000 and a base salary of $110,000 per annum. The AL Employment Agreements also provided that the AL Founders earned a percentage of all revenues generated by Advocacy Lab based on the following tiers, with a cap on such Earn Out Payments of $5.35 million in the aggregate: (i) for $0 to $1 million in revenue, 50% to the AL Founders, (ii) for $1 million to $2.5 million in revenue, 40% to the AL Founders, (iii) for $2.5 million to $5 million in revenue, 30% to the AL Founders, (iv) for $5 million to $10 million in revenue, 20% to the AL Founders, (v) for $10 million to $20 million in revenue, 10% to the AL Founders, and (vi) for $20 million to $50 million in revenue, 5% to the AL Founders. The AL Employment Agreements provided that no further Earn Out Payments would be owed upon the earlier of (i) October 1, 2035, (ii) the achievement of $50 million in revenue generated by Advocacy Lab, or (iii) with respect to either AL Founder, their resignation or termination of employment for any reason, with or without cause.

F-14

Additionally, for any current existing users of Advocacy Lab that become customers of Company, the AL Founders received a commission equal to 25% of the revenue generated from such customer accounts. For any future customers sourced through Advocacy Lab, the AL Founders were entitled to receive a 2% commission, with such commission to continue until the earlier of (i) October 1, 2035, (ii) the receipt of $2.5 million by the AL Founders in aggregate commission, or (iii) with respect to either of the AL Founders, their resignation or termination of employment for any reason, with or without cause.

The Advocacy business does contain existing processes to produce the outputs of its existing revenue stream, and the Company acquired the existing workforce. Based on these factors, the transaction was accounted for as a business combination transaction under ASC 805. The Advocacy business assets consisted of only intangible assets, and no outstanding liabilities. The total purchase price for the acquisition was determined to be $45,000, which consisted of the cash paid. All of the acquisition costs have been capitalized as intangible assets on the balance sheet. The acquired intangible assets were domain name and customer list.

Effective December 15, 2025, both of the AL Founders resigned from employment with the Company, which terminated our obligation to pay commission or Earn Out Payments to either AL Founder subsequent to such date. The resignation of the AL Founders does not otherwise affect the Advocacy Lab Acquisition or our right to the technology and intellectual property of Advocacy Lab.

NOTE 7 – INTANGIBLE ASSETS

GOTV Intangible Assets

On August 21, 2025, the Company entered into an Escrow Agreement for the acquisition of the domain name, GOTV.com. Under the terms of the agreement, the Company made a down-payment of $31,312 and is required to make monthly payments of $3,125, commencing on September 11, 2025 through August 11, 2028. Upon the end of the escrow period, the ownership of the domain name is transferred to the Company. The Company used a 15% interest rate based on the information available at the commencement date in determining the present value of future payments. The Company used an incremental borrowing rate of 15% to determine the present value of the payments. The present value of the intangible asset on the day of acquisition was $119,961. As of December 31, 2025, the principal balance of the loan was $82,004, of which $27,006 was in short-term liability. As of December 31, 2025, the accrued interest balance was $0.

The domain name is being amortized over an estimated three-year life on a straight-line basis. Amortization expense for the year ended December 31, 2025 was $16,661.

Advocacy Lab Intangible Assets

On September 29, 2025, the Company entered into a Membership Interest Purchase Agreement to purchase 100% of the membership interest of Advocacy Lab LLC. The Company paid a total cash consideration of $45,000 to the Sellers. The transaction was accounted for as a business combination transaction under ASC 805 as discussed in note 6. The total purchase price for the acquisition was determined to be $45,000. All of the acquisition costs have been capitalized as intangible assets on the balance sheet. The acquired intangible assets were domain name and customer list.

The domain name and customer list are both an estimated three-year life and are amortized on a straight-line basis. Amortization expense for the year ended December 31, 2025 was $3,750.

NOTE 8 – SHAREHOLDER EQUITY

Preferred Stock

The Company is authorized to issue 10,000,000 shares of blank check preferred stock, $0.0001 par value per share. No preferred shares were issued or outstanding as of December 31, 2025 and December 31, 2024.

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock, $0.0001 par value per share. There were 20,673,200 and 15,000,000 shares of common stock issued and outstanding as of December 31, 2025 and December 31, 2024, respectively.

F-15

On June 26, 2025, the sole shareholder of RoboCent, Inc. approved an Agreement and Plan of Merger with FullPAC, Inc. FullPAC, Inc. was incorporated in the State of Nevada on June 25, 2025 by the sole shareholder of RoboCent, Inc. Pursuant to the Agreement and Plan of Merger, the sole shareholder of RoboCent, Inc. received the same class and number of shares of stock in FullPAC, Inc. as he previously held in RoboCent,Inc, FullPAC, Inc. became the sole shareholder of RoboCent, Inc., and RoboCent, Inc. became a wholly owned subsidiary of FullPAC, Inc. The transaction was accounted for as a common control transaction under FASB ASC 805.

Effective June 26, 2025, the Company conducted a forward-split such that 25,000 shares of common stock became 15,000,000 shares of common stock. The forward stock split has been retroactively adjusted throughout these financial statements and footnotes.

During the year ended December 31, 2025, the Company granted a total of 5,650,000 shares of Company’s common stock to various employees, executives, directors and consultants for services. The awarded shares are immediately vested. The Company obtained a valuation to appraise the company’s common stock to determine the fair market value of the strike price for the stock awards. The Company determined that the fair market value of the common stock granted during the year ended December 31, 2025 was $339,000.

During the year ended December 31, 2025, 25,000 shares of Company’s common stock that were previously issued for services during the same year were cancelled and returned to the Company due to the termination of the agreement.

During the year ended December 31, 2025, the Company issued a total of 48,200 shares for a total cash consideration of $36,465.

NOTE 9 – CONCENTRATIONS OF RISK

Supplier Concentrations

During the year ended December 31, 2025 and 2024, one supplier accounted for 90.2% and 78.8% of the Company’s cost of revenues representing carrier fees for messaging.

Customer Concentrations

The Company has a concentration of customers. For the fiscal year ended December 31, 2025, three large customers individually accounted for $434,483, $297,227, and $108,756 or approximately 29.58%, 20.24% and 7.40% of our revenues, respectively. For the fiscal year ended December 31, 2024, three large customers individually accounted for $194,922, $132,440, and $48,835, or approximately 23.55%, 14.95%, and 5.51% of our revenues, respectively.

The Company’s sales are concentrated in the political telecommunications market and are cyclical based on election cycles.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of these financial statements, there are no pending or threatened lawsuits.

F-16

NOTE 11 – INCOME TAX

The Company is organized as a C-Corporation. Prior to its reorganization in June 2025, RoboCent was a corporation and elected to be taxed as S-Corporation for state and federal tax purposes, a structure in which income taxes are not payable by the Company. The shareholder of the S-Corporations was taxed individually on their applicable share of earnings. The Company is subject to United States federal income taxes at an approximate rate of 21%. The Company adopted ASC 2023-09 during the year ended December 31, 2025 prospectively. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

	Year Ended December 31, 2025
	Amount	Rate
Income tax benefit computed at the statutory rate	$393,000	21.0%
Non-deductible expenses	(79,000)	-4.2%
Change in valuation allowance	(311,893)	-16.8%
Provision for income taxes	$2,107	0%

Year Ended
December 31,
2025
Income tax benefit computed at the statutory rate	$393,000
Tax effect of:
Non-deductible expenses	(79,000)
Changes in valuation allowance	(311,893)
Provision for income taxes	$2,107

Significant components of the Company’s deferred tax assets and liabilities after applying enacted corporate income tax rates are as follows:

As of
December 31,
2025
Deferred income tax assets
Net operating losses	314,000
Valuation allowance	(311,893)
Deferred tax assets, net of allowance	$2,107

In assessing the potential for realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized upon the generation of future taxable income. The Company recognized no income tax expense or benefit for the year ended December 31, 2025, as a result of a materially full valuation allowance against the net deferred tax assets as of December 31, 2025. Considered together with the Company’s limited history of operating losses and its net losses in 2025, the Company recorded a full valuation allowance against the net deferred tax assets as of December 31, 2025.

The Company has an operating loss carry forward of approximately $1,497,000. Under the Tax Cuts and Jobs Act of 2017, the net operating loss carry forwards can be carried forward indefinitely, however the deductions are limited to 80% of taxable income.

NOTE 12 – SUBSEQUENT EVENTS

On January 5, 2026, FullPAC, Inc. (“FullPAC” or the “Company”) and its newly created wholly owned subsidiary GOVT, Inc. entered into an asset purchase agreement (“APA”) with Govtext, LLC and Elnatan Rudolph (“Sellers”) to purchase certain assets of the Seller related to its business focused on constituent outreach (“Govtext”). The Company agreed to pay $30,000 in cash to the sellers. The Company also entered into an Independent Referral Partner Agreement (“Partner Agreement”) with Elnatan Duolph (the “Partner”). The Partner Agreement has a term of approximately 10 years but is cancellable by with party with 30 days notice. Under the Partner Agreement, the Partner can earn commissions based on gross proceeds from certain legacy accounts of the assets they acquired. All compensation ends upon termination of the agreement. The Company accounted for the transaction as an asset acquisition under ASC 805.

On January 6, 2026, pursuant to a securities purchase agreement dated December 9, 2025, dated as of the same date, by and between us and the investor named therein, we issued and sold in a private placement, an aggregate of 160,000 shares of Common Stock at a purchase price of $5.00 per share to an institutional investor for aggregate gross proceeds of $800,000.

From January 5 to May 22, 2026, the Company sold 204,100 shares of common stock in a qualified offering pursuant to Regulation A+ for gross proceeds of $1,132,900 and net proceeds of $821,436.

From January 8 to May 22, 2026 the Company issued 117,500 shares of common stock with a fair value of $587,500 under its 2025 Employee Incentive Plan for services rendered.

From January 5 to May 22, 2026, the Company redeemed senior secured promissory notes with aggregate principal and accrued interest of $502,616 and $39,266, respectively, realizing a loss on settlement of $2,257,408, in cash.

On April 24, 2026, we issued and sold in a private placement an aggregate of 519,258 shares of Common Stock at a purchase price of $5.00 per share to certain accredited investors pursuant to the April 2026 Purchase Agreements, for aggregate gross proceeds of approximately $2.6 million (the “April 2026 Private Placement”). We used the proceeds from the April 2026 Private Placement for working capital and to begin redeeming the Seed Notes.

In connection with the April 2026 Private Placement, Mr. Trawick sold an aggregate of 3,196,737 shares of the Company’s Common Stock to the same accredited investors that were purchasers in the April 2026 Private Placement (the “Founder Share Sale”). The purchase price per share in the Founder Share Sale was $0.10, and Mr. Trawick received gross proceeds of approximately $320,000. The Company was not a party to the Founder Share Sale and did not receive any proceeds from the sale of shares by Mr. Trawick.

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